SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

KPMG Auditores Independentes Ltda.

Rua Arquiteto Olavo Redig de Campos, 105, 12º andar - Torre A

04711-904 - São Paulo/SP - Brasil

Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil

Telefone +55 (11) 3940-1500

kpmg.com.br

Independent Auditors’ report on review of Interim Condensed Consolidated Financial Statements

To Board of Directors and Shareholders of

Nu Holdings Ltd.

Cayman Islands

Introduction

We have reviewed the accompanying interim condensed consolidated statements of financial position of Nu Holdings Ltd. (“Company”) as of March 31, 2025, the condensed consolidated statements of profit or loss and comprehensive income or loss for the three-month period ended, changes in equity and cash flows for the three-month period then ended, and notes to the interim condensed consolidated financial statements.

Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34, Interim Financial Reporting’ issued by the International Accounting Standards Board (IASB). Our responsibility is to draw a conclusion on these interim-condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of people responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
3

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements as of March 31, 2025, are not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’.

São Paulo, May 13, 2025.

KPMG Auditores Independentes Ltda.

CRC 2SP-027685/O-0 F SP

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

4

Unaudited Interim Condensed Consolidated Statements of Income

For the three-month period ended March 31, 2025 and 2024

(In thousands of U.S. Dollars, except earnings per share)

	Note	03/31/2025	03/31/2024

Interest income and gains (losses) on financial instruments	6	2,732,136	2,280,248
Fee and commission income	6	515,553	455,653
Total revenue		3,247,689	2,735,901
Interest and other financial expenses	6	(896,204)	(660,715)
Transactional expenses	6	(58,488)	(62,948)
Credit loss allowance expenses	7	(973,544)	(830,719)
Total cost of financial and transactional services provided		(1,928,236)	(1,554,382)
Gross profit		1,319,453	1,181,519

Operating expenses
Customer support and operations	8	(151,475)	(150,612)
General and administrative expenses	8	(289,823)	(326,052)
Marketing expenses	8	(44,097)	(46,827)
Other income (expenses)	8	(37,855)	(79,491)
Total operating expenses		(523,250)	(602,982)

Income of share of profit or (loss) in associates	18	(1,130)	—

Profit before income taxes		795,073	578,537

Income taxes
Current taxes	30	(81,114)	(415,042)
Deferred taxes	30	(156,751)	215,319
Total income taxes		(237,865)	(199,723)

Net income for the period		557,208	378,814
Net income attributable to shareholders of the parent company		557,203	378,814
Net income attributable to non-controlling interests		5	—

Earnings per share – Basic	9	0.1157	0.0794
Earnings per share – Diluted	9	0.1139	0.0775
Weighted average number of outstanding shares – Basic (in thousands of shares)	9	4,816,294	4,773,284
Weighted average number of outstanding shares – Diluted (in thousands of shares)	9	4,892,628	4,886,361

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

5

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

For the three-month period ended March 31, 2025 and 2024

(In thousands of U.S. Dollars)

	Note	03/31/2025	03/31/2024

Net income for the period		557,208	378,814

Other comprehensive income:
Effective portion of changes in fair value		8,333	45,508
Changes in fair value reclassified to profit or loss		(35,619)	(15,498)
Deferred income taxes		4,923	(3,308)
Cash flow hedge	20	(22,363)	26,702

Changes in fair value		8,321	2,220
Deferred income taxes		(4,111)	(1,539)
Financial assets at fair value through other comprehensive income		4,210	681

Currency translation on foreign entities		365,659	(71,969)

Total other comprehensive income (loss) that are or may be reclassified subsequently to profit or loss		347,506	(44,586)

Changes in fair value - own credit adjustment		20	(18)
Total other comprehensive income (loss) that will not be reclassified to profit or loss subsequently		20	(18)
Total other comprehensive income (loss), net of tax		347,526	(44,604)
Total comprehensive income for the period, net of tax		904,734	334,210
Total comprehensive income attributable to shareholders of the parent company		904,729	334,210
Total comprehensive income attributable to non-controlling interests		5	—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

6

Unaudited Interim Condensed Consolidated Statements of Financial Position

As of March 31, 2025 and December 31, 2024

(In thousands of U.S. Dollars)

	Note	03/31/2025	12/31/2024

Assets
Cash and cash equivalents	11	10,284,007	9,185,742
Financial assets at fair value through profit or loss		462,853	741,042
Securities	12	335,846	665,242
Derivative financial instruments	20	126,667	75,464
Collateral for credit card operations	23	340	336
Financial assets at fair value through other comprehensive income		9,901,753	9,913,517
Securities	12	9,901,753	9,913,517
Financial assets at amortized cost		29,605,150	26,701,505
Credit card receivables	13	13,540,738	12,259,276
Loans to customers	14	6,812,656	5,321,885
Compulsory and other deposits at central banks	15	7,375,537	6,743,336
Other receivables	16	887,630	1,413,443
Other financial assets		107,371	78,147
Securities	12	881,218	885,418
Other assets	17	1,113,207	663,578
Deferred tax assets	30	1,832,587	1,818,339
Investments in associates	18	98,235	99,365
Right-of-use assets		20,461	20,344
Property, plant and equipment		25,620	25,879
Intangible assets	19	439,835	347,616
Goodwill	19	408,817	414,287
Total assets		54,192,525	49,931,214

7

Unaudited Interim Condensed Consolidated Statements of Financial Position

As of March 31, 2025 and December 31, 2024

(In thousands of U.S. Dollars)

	Note	03/31/2025	12/31/2024

Liabilities
Financial liabilities at fair value through profit or loss		585,521	340,912
Derivative financial instruments	20	98,761	32,329
Repurchase agreements		486,760	308,583
Financial liabilities at amortized cost		43,386,003	39,918,963
Deposits	22	31,564,365	28,855,065
Payables to network	23	10,114,743	9,333,541
Borrowings and financing	24	1,706,895	1,730,357
Salaries, allowances and social security contributions		180,441	180,181
Tax liabilities	30	452,401	1,102,086
Lease liabilities		26,697	26,197
Provision for lawsuits and administrative proceedings	25	25,384	22,551
Deferred income	26	85,457	71,636
Other liabilities	27	841,704	621,612
Total liabilities		45,583,608	42,284,138

Equity
Share capital	31	84	84
Share premium reserve	31	5,054,953	5,053,776
Accumulated gains	31	4,033,513	3,420,596
Other comprehensive income (loss)	31	(480,641)	(828,167)
Equity attributable to shareholders of the parent company		8,607,909	7,646,289
Equity attributable to non-controlling interests		1,008	787
Total equity		8,608,917	7,647,076
Total liabilities and equity		54,192,525	49,931,214

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

8

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

For the three-month period ended March 31, 2025 and 2024

(In thousands of U.S. Dollars)

		Attributable to shareholders of the parent company
					Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Accumulated gains	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total	Total non-controlling interests	Total equity
Balances as of December 31, 2024		84	5,053,776	3,420,596	(862,977)	22,750	11,582	478	7,646,289	787	7,647,076
Net income for the period		-	-	557,203	-	-	-	-	557,203	5	557,208
Share-based compensation, net of shares withheld for employee taxes	10	-	-	55,714	-	-	-	-	55,714	-	55,714
Shares issued on business acquisition	31	-	779	-	-	-	-	-	779	-	779
Stock options exercised	31	-	398	-	-	-	-	-	398	-	398
Increase in non-controlling interests		-	-	-	-	-	-	-	-	216	216
Other comprehensive income, net of tax	31
Cash flow hedge		-	-	-	-	(22,363)	-	-	(22,363)	-	(22,363)
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	4,210	-	4,210	-	4,210
Currency translation on foreign entities		-	-	-	365,659	-	-	-	365,659	-	365,659
Own credit adjustment		-	-	-	-	-	-	20	20	-	20
Balances as of March 31, 2025		84	5,054,953	4,033,513	(497,318)	387	15,792	498	8,607,909	1,008	8,608,917

9

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

For the three-month period ended March 31, 2025 and 2024

(In thousands of U.S. Dollars)

		Attributable to shareholders of the parent company
					Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Accumulated gains (losses)	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total equity
Balances as of December 31, 2023		83	4,972,922	1,276,949	135,497	12,417	7,998	518	6,406,385
Net income for the period		-	-	378,814	-	-	-	-	378,814
Share-based compensation, net of shares withheld for employee taxes	10	-	-	60,314	-	-	-	-	60,314
Stock options exercised	31	-	1,782	-	-	-	-	-	1,782
Other comprehensive income or loss, net of tax	31
Cash flow hedge		-	-	-	-	26,702	-	-	26,702
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	681	-	681
Currency translation on foreign entities		-	-	-	(71,969)	-	-	-	(71,969)
Own credit adjustment		-	-	-	-	-	-	(18)	(18)
Balances as of March 31, 2024		83	4,974,704	1,716,077	63,528	39,119	8,679	500	6,802,691

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

10

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the three-month period ended March 31, 2025 and 2024

(In thousands of U.S. Dollars)

	Note	03/31/2025	03/31/2024

Cash flows from operating activities
Reconciliation of profit to net cash flows from operating activities:
Net Income for the period		557,208	378,814
Adjustments:
Depreciation and amortization	8	21,322	18,465
Credit loss allowance expenses	7	1,074,571	883,498
Deferred income taxes	30	156,751	(215,319)
Provision for lawsuits and administrative proceedings		960	5,823
Unrealized (gains) losses on financial instruments		(16,314)	(1,074)
Interest accrued		47,623	41,326
Share-based compensation		77,785	78,649
Income of share of profit or (loss) in associates	18	1,130	-
Others		(2,121)	2,088
		1,918,915	1,192,270

Changes in operating assets and liabilities:
Securities		335,731	(218,559)
Credit card receivables		(2,750,317)	(1,740,047)
Loans to customers		(2,790,768)	(1,564,023)
Other receivables		512,972	286,980
Compulsory and other deposits at central banks		(616,755)	447,155
Other assets		(467,161)	334,622
Deposits		2,643,104	570,928
Payables to network		734,894	(156,255)
Deferred income		13,483	(866)
Other liabilities		878,488	(2,543)
Interest paid		(20,360)	(36,260)
Income tax paid		(1,172,936)	(987,010)
Interest received		1,866,055	1,302,989
Cash flows generated from (used in) operating activities		1,085,345	(570,619)

11

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the three-month period ended March 31, 2025 and 2024

(In thousands of U.S. Dollars)

	Note	03/31/2025	03/31/2024

Cash flows in investing activities
Acquisition of property, plant and equipment		(2,400)	(210)
Acquisition and development of intangible assets		(80,115)	(26,573)
Investments in associates		1,130	—
Cash flow generated from (used in) investing activities		(81,385)	(26,783)

Cash flows in financing activities
Proceeds from borrowings and financing	25	187,171	269,726
Payments of borrowings and financing	25	(355,041)	(11,465)
Lease payments		(1,728)	(1,823)
Exercise of stock options	32	398	1,782
Cash flows generated from (used in) financing activities		(169,200)	258,220
Change in cash and cash equivalents		834,760	(339,182)

Cash and cash equivalents
Cash and cash equivalents - beginning of the period	11	9,185,742	5,923,440
Foreign exchange rate changes on cash and cash equivalents		263,505	449,400
Cash and cash equivalents - end of the period	11	10,284,007	6,033,658
Increase (decrease) in cash and cash equivalents		834,760	(339,182)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

12

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

Nu Holdings Ltd.

Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

(In thousands of U.S. Dollars, unless otherwise stated)

1. OPERATIONS

Nu Holdings Ltd. ("Company" or "Nu Holdings") was incorporated as an exempted Company under the Companies Law of the Cayman Islands on February 26, 2016. The address of the Company's registered office is Willow House, 4th floor, Cricket Square, Grand Cayman - Cayman Islands. Nu Holdings has no operating activities with customers.

The Company’s shares are publicly traded on the New York Stock Exchange ("NYSE") under the symbol “NU”. The Company holds investments in several operating entities and, as of March 31, 2025, its significant operating subsidiaries were:

•	Nu Pagamentos S.A. - Instituição de Pagamento (“Nu Pagamentos”) is an indirect subsidiary domiciled in Brazil. Nu Pagamentos is engaged in the issuance and administration of credit cards, payment transfers through a prepaid account, and participation in other companies as a partner or shareholder. Its main products include a Mastercard international credit card, managed via a smartphone app, and the NuAccount, a 100% digital smartphone app, maintenance-free prepaid account which also includes features of a traditional bank account, such as PIX (electronic transfers), bill payments, and ATM withdrawals.
•	Nu Financeira S.A. – SCFI (“Nu Financeira”) is an indirect subsidiary domiciled in Brazil, with personal loans and retail deposits as its main products. It offers customizable loans with transparent terms and conditions managed via a smartphone app, allowing 24/7 issuance, repayment, and prepayments through NuAccount. Additionally, Nu Financeira issues Bank Deposit Receipts (RDB) to NuAccount holders with daily liquidity and a defined maturity date, and provides credit to Nu Pagamentos credit card holders for overdue invoices and revolving credit.
•	Nu Investimentos S.A. - Corretora de Títulos e Valores Mobiliários ("Nu Investimento"), previously known as Nu Invest Corretora de Valores S.A. ("Nu Invest"), is an indirect subsidiary acquired in June 2021, domiciled in Brazil, and is a digital investment broker dealer in Brazil.
•	Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Mexico Financiera"), is an indirect subsidiary domiciled in Mexico. Nu Mexico Financiera is engaged in the issuance and administration of credit cards and offers deposits as its main products. Also, Nu Mexico Financeira provides customers in Mexico the opportunity to obtain loans. Customers also have access to the NuAccount, a 100% digital prepaid account available via a smartphone app, which also includes features of a traditional bank account.
•	Nu Colombia Compañía de Financiamiento S.A ("Nu Colombia") is an indirect subsidiary domiciled in Colombia. Nu Colombia is engaged in the issuance and administration of credit cards and NuAccount, which is a 100% digital pre-paid account offered via a smartphone app, which also includes features of a traditional bank account.

The Company and its consolidated subsidiaries are referred to in these unaudited interim condensed consolidated financial statements as the “Group” or "Nu”.

Nu’s business plan provides for the continued growth of its Brazilian, Mexican, and Colombian operations, both through the expansion of its existing product lines, including, credit card, personal loans, investments, and insurance, as well as the introduction of new products. Accordingly, these unaudited interim condensed consolidated financial statements were prepared based on the assumption of the Group continuing as a going concern.

13

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

The Company’s Board authorized the issuance of these unaudited interim condensed consolidated financial statements on May 13, 2025.

Seasonality

The Company's business is affected by customer behavior throughout the year and demonstrates seasonality effects. Historically, Nu benefits from higher purchase volume and related revenue in the fourth quarter of the year due to the holiday season. However, Nu's high historical growth has masked this seasonality in the past, and this may become more pronounced in the future. As a result of seasonality fluctuations caused by these and other factors, comparisons of the results of operations across different periods may not be accurate indicators of future performance. As the Company diversify its business across product lines, seasonality may be reduced.

2. STATEMENT OF COMPLIANCE

These unaudited interim condensed consolidated financial statements do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards – Accounting Standards as issued by International Accounting Standards Board (IFRS - Accounting Standards). However, selected condensed explanatory notes are included to explain events and transactions that are significant to understanding the changes in the Group's financial position and performance since the issuance of its last annual financial statements.

The Group’s unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting issued by International Accounting Standards Board (IASB) . Accordingly, this unaudited interim condensed consolidated financial statements is to be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2024 (the "Annual Financial Statements”).

a) Functional currency and foreign currency translation

i) Nu Holding's functional and presentation currency

The presentation of the functional currency and foreign currency translation is described below.

The functional currency for Nu Holdings and the presentation currency of these unaudited interim condensed consolidated financial statements is the U.S. Dollar (“US$”). The functional currency of the Brazilian operating entities is the Brazilian real ("BRL"), for the Mexican entities, Mexican peso ("MXN") and for the Colombian entities, the Colombian peso ("COP").

The financial statements of the foreign subsidiaries held in functional currencies that are not US$ are translated into US$, and the exchange differences arising from the translation to US$ of the financial statements denominated in functional currencies other than the US$ are recognized in the consolidated statements of comprehensive income or loss (OCI) as an item that may be reclassified to profit or loss within “currency translation on foreign entities”.

14

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

b) New or revised accounting pronouncements adopted in 2025:

The following new or revised standards issued by IASB, were effective for the period covered by these unaudited interim condensed consolidated financial statements and had no significant impact.

•                  Non-current Liabilities with Covenants (Amendments to IAS 1);

•                  Classification of Liabilities as Current or Non-Current (Amendments to IAS 1);

•                  Lease Liability in a Sale and Leaseback (Amendments to IFRS 16);

•                  Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7).

c) Other new standards and interpretations issued but not yet effective:

•        Lack of Exchangeability (Amendments to IAS 21);

•        Classification and measurement of financial instruments (Amendments to IFRS 7 and IFRS 9).

•        Annual Improvements to IFRS Accounting Standards:

◦        IFRS 1: Hedge accounting by a first-time adopter;

◦        IFRS 7: Gain or loss on derecognition;

◦        IFRS 7: Disclosure of deferred difference between fair value and transaction price;

◦        IFRS 7: Introduction and credit risk disclosures;

◦        IFRS 9: Lessee derecognition of lease liabilities;

◦        IFRS 9: Transaction price;

◦        IFRS 10: Determination of a ‘de facto agent’;

◦        IAS 7: Cost method.

•        International Tax Reform — Pillar Two Model Rules (Amendments to IAS 12).

Brazil adopted Pillar Two rules, specifically the Qualified Domestic Minimum Top-up Tax (QDMTT) through enactment of Law nº 15.079/2024 in December 2024, which is effective as of January 1, 2025. QDMTT determines that a minimum 15% corporate income rate tax should be paid in each jurisdiction in which multinational groups operate. The Group's operations in Brazil and the majority of Brazilian entities have a statutory corporate income tax rate of 40%, which exceeds the QDMTT standards, therefore no impact of Pillar Two is expected. There are no impacts related to Pillar Two for the other consolidated companies under Nu Holdings structure.

Management does not expect the adoption of the amendments described above to have a significant impact, other than additional disclosures, on the Group's unaudited interim condensed consolidated financial statements.

•        Presentation and Disclosures in Financial Statements (IFRS 18):

15

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

The new standard replaces IAS 1 - Presentation of Financial Statements and determines a new structure for the income statement by categorizing it into predefined sections: operating, investing, financing, discontinued operations, and income tax. It also requires the disclosure of management-defined performance measures (MPMs) in a single note within the financial statements. These amendments will take effect on January 1, 2027. The Group is reviewing the impacts of the new standard.

3. BASIS OF CONSOLIDATION

These unaudited interim condensed consolidated financial statements include the accounting balances of Nu Holdings and all those subsidiaries over which the Company exercises control, directly or indirectly. Control is achieved where the Company has (i) power over the investee; (ii) is exposed, or has rights, to variable returns from its involvement with the investee; and (iii) can use its power to affect its profits.

The Company re-assesses whether it maintains control of an investee if facts and circumstances indicate that there are changes to one or more of the three above mentioned elements of control.

The consolidation of a subsidiary begins when the Company obtains control over it and ceases when the Company loses control over it. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the reporting period are included in the consolidated statements of profit or loss from the date the Company gains control until the date the Company ceases to control the subsidiary.

The financial information of the subsidiaries was prepared for the same period as the Company and consistent accounting policies were applied. The financial statements of the subsidiaries are fully consolidated with those of the Company. Accordingly, all balances, transactions and any unrealized income and expenses arising between consolidated entities are eliminated in the consolidation, except for foreign-currency gain and losses on translation of intercompany loans. Profit or loss and each component of other comprehensive income are attributed to the shareholders of the parent and to the non-controlling interests, when applicable.

The subsidiaries below are the most relevant entities included in these unaudited interim condensed consolidated financial statements:

Entity	Control	Principal activities	Functional currency	Country	03/31/2025	12/31/2024
Nu Pagamentos S.A. - Instituição de Pagamentos (“Nu Pagamentos”)	Indirect	Credit card and prepaid account operations	BRL	Brazil	100%	100%
Nu Financeira S.A. – SCFI (“Nu Financeira”)	Indirect	Loan operations	BRL	Brazil	100%	100%
Nu Investimentos S.A. - Corretora de Títulos e Valores Mobiliários ("Nu Investimentos")	Indirect	Investment platform	BRL	Brazil	100%	100%
Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Mexico Financiera")	Indirect	Multiple purpose financial company	MXN	Mexico	100%	100%
Nu Colombia Compañía de Financiamiento S.A. (“Nu Colombia Financiera”)	Indirect	Multiple purpose financial company	COP	Colombia	100%	100%

Nu Pagamentos, Nu Financeira, and Nu Investimentos, Brazilian subsidiaries, are regulated by the Central Bank of Brazil (“BACEN”); Nu Mexico Financiera, a Mexican subsidiary, is regulated by both the Mexican Central Bank ("BANXICO") and Mexican National Banking and Stock Commission (“CNBV”); Nu Colombia, a Colombian subsidiary, is regulated by the Financial Superintendence of Colombia ("SFC"); and as such, there are some regulatory requirements that restrict the ability of the Group to access and transfer assets freely to or from these entities within the Group and to settle liabilities of the other entities of the Group.

16

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

In addition, the Company consolidated investment funds as of March 31, 2025 and December 31, 2024, in which the Group’s companies hold a substantial interest or the entirety of the interests and are therefore exposed, or have rights, to variable returns and have the ability to affect those returns through power over the funds.

4. MATERIAL ACCOUNTING POLICIES

The accounting policies adopted by the Group in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those adopted and disclosed in the Annual Financial Statements and therefore should be read in conjunction.

5. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

Use of estimates and judgments

The preparation of financial statements requires judgments, estimates, and assumptions from management that affect the application of accounting policies, and reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. Estimates and assumptions are reviewed on a periodic basis. Revisions to the estimates are recognized prospectively.

The significant assumptions and estimates used in the preparation of these unaudited interim condensed consolidated financial statements were the same as those adopted in the Annual Financial Statements.

Credit losses on financial instruments for credit card receivables and loans to customers

The Group recognizes a loss allowance for expected credit losses on credit cards receivables and loans to customers that represents management’s best estimate of allowance as of each reporting date.

Management performs an analysis of the credit card and loan amounts to determine if credit losses have occurred and to assess the adequacy of the allowance based on historical and current trends as well as other factors affecting credit losses.

Key areas of judgment

The critical judgments made by management in applying the expected credit losses ("ECL") allowance methodology are:

a)     The macroeconomic information used to gauge the determination of the probability weights to be given in the different macroeconomic scenarios and the respective weights;

b)     Definition of default;

c)      Definition of significant increase in credit risk and credit card lifetime; and

d)     Look-back period, used for parameters estimation (probability of default - PD, exposure at default - EAD and loss given default - LGD).

17

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

Sensitivity analysis

On March 31, 2025, the ECL allowance for credit card receivables and loans to customers totaled US$3,798,728, of which US$2,763,324 related to credit card receivables and US$1,035,404 to loans to customers. The ECL allowance is sensitive to the methodology, assumptions and estimations underlying its calculation. One key assumption is the probability weighting of the macroeconomic scenarios between upside, base and downside as the carrying amount of the credit loss allowance is determined based on the weighted average of these scenarios. Such weightings reflect management's perception around the current and future expectations of the macroeconomic environment in each of the geographies the Group operates. The table below illustrates the ECL based on the weighted average of these three macroeconomic scenarios and the ECL that would have arisen if management had applied a 100% weighting to each macroeconomic scenario.

	Weighted average	Upside	Base case	Downside

Credit card and loan ECL	3,798,728	3,525,008	3,740,897	4,118,555

6. INCOME AND RELATED EXPENSES

a) Interest income and gains (losses) on financial instruments

	Three-month period ended
	03/31/2025	03/31/2024

Interest income – credit card	951,569	983,573
Interest income – loan	1,007,239	655,961
Interest income – other assets at amortized cost	414,845	260,222
Interest income – other receivables	70,815	103,816
Interest income and gains (losses) - financial instruments at fair value	256,729	289,557
Other income (loss) at fair value	30,939	(12,881)
Total interest income and gains (losses) on financial instruments	2,732,136	2,280,248

The interest income presented above from credit card, loan, other assets at amortized cost and other receivables represents interest revenue calculated using the effective interest method. Financial assets at fair value comprise interest and the fair value changes on financial assets carried at fair value.

b) Fee and commission income

	Three-month period ended
	03/31/2025	03/31/2024

Interchange fees	372,384	339,703
Late fees	84,614	61,744
Recharge fees	8,946	7,651
Insurance commission	8,275	7,455
Rewards revenue	8,468	5,676
Other fee and commission income	32,866	33,424
Total fee and commission income	515,553	455,653

18

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

Fee and commission income are presented by fee types that reflect the nature of the services offered by the Group.

Recharge fees comprise the selling price of prepaid credit for mobile top ups to customers, net of acquisition costs.

c) Interest and other financial expenses

	Three-month period ended
	03/31/2025	03/31/2024

Interest expense on deposits	761,167	514,071
Interest expense on debt instruments and financing	62,727	58,487
Other interest and similar expenses	72,310	88,157
Interest and other financial expenses	896,204	660,715

d) Transactional expenses

	Three-month period ended
	03/31/2025	03/31/2024

Bank slip costs	4,225	5,100
Rewards expenses	19,710	15,746
Credit and prepaid card network costs	12,981	15,035
Financial system expenses	1,247	5,467
Other transactional expenses	20,325	21,600
Total transactional expenses	58,488	62,948

Transactional expenses comprise costs and expenses related to data processing for transactions, payment scheme license fees, chargeback losses relating to the credit and prepaid card transactions, costs relating to the rewards program to fulfill the redemption of the points by customers, and other costs related to payments.

Credit and prepaid card network costs are related to the payment programs license, which is a variable fee paid to Mastercard and other card programs to enable communications between network participants, access to specific reports, expenses related to projects involving the development of new functions, operational fixed fees, chargeback restatements fees, and royalties.

Financial system expenses include financial infrastructure services related to clearing houses, custody, brokerage, and other related costs.

19

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

7. CREDIT LOSS ALLOWANCE EXPENSES

	Three-month period ended
	03/31/2025	03/31/2024
Net increase of loss allowance - Credit card receivables (note 13)	640,560	594,326
Recovery	(63,205)	(39,611)
Credit loss allowance expenses - Credit card receivables	577,355	554,715

Net increase of loss allowance - Loan to customers (note 14)	433,665	289,815
Recovery	(37,822)	(13,168)
Credit loss allowance expenses - Loan to customers	395,843	276,647

Credit loss allowance expenses - Others	346	(643)
Total	973,544	830,719

20

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

8. OPERATING EXPENSES

	Three-month period ended 03/31/2025					Three-month period ended 03/31/2024
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	(59,141)	(48,165)	-	-	(107,306)	(58,595)	(47,435)	-	-	(106,030)
Credit analysis and collection costs	(24,111)	(8,170)	-	-	(32,281)	(19,538)	(9,516)	-	-	(29,054)
Customer services	(26,813)	(1,687)	-	-	(28,500)	(30,025)	(1,659)	-	-	(31,684)
Salaries and associated benefits	(16,374)	(83,041)	(4,576)	-	(103,991)	(19,529)	(92,301)	(4,741)	-	(116,571)
Credit and prepaid card issuance costs	(10,823)	(12,932)	-	-	(23,755)	(7,763)	(10,371)	-	-	(18,134)
Share-based compensation (note 10)	(1,321)	(70,429)	(2,345)	-	(74,095)	(3,759)	(99,268)	(2,498)	-	(105,525)
Specialized services expenses	-	(18,866)	-	-	(18,866)	-	(16,089)	-	-	(16,089)
Other personnel costs	(5,155)	(13,631)	(543)	-	(19,329)	(4,939)	(12,945)	(543)	-	(18,427)
Depreciation and amortization	(7,716)	(13,606)	-	-	(21,322)	(6,431)	(12,034)	-	-	(18,465)
Branding and advertising	-	-	(36,633)	-	(36,633)	-	-	(39,045)	-	(39,045)
Taxes on financial income	-	-	-	(94,725)	(94,725)	-	-	-	(81,520)	(81,520)
Others	(21)	(19,296)	-	56,870	37,553	(33)	(24,434)	-	2,029	(22,438)
Total	(151,475)	(289,823)	(44,097)	(37,855)	(523,250)	(150,612)	(326,052)	(46,827)	(79,491)	(602,982)

21

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

9. EARNINGS PER SHARE

	03/31/2025	03/31/2024

Earnings attributable to shareholders of the parent company	557,203	378,814
Weighted average outstanding shares - ordinary shares - basic (thousands)	4,816,294	4,773,284
Adjustment for the diluted earnings per share:
Share based payment	69,701	110,718
Business acquisition	6,633	2,359
Total weighted average of ordinary outstanding shares for diluted EPS (in thousands of shares)	4,892,628	4,886,361
Earnings per share – basic (US$)	0.1157	0.0794
Earnings per share – diluted (US$)	0.1139	0.0775
Antidilutive instruments not considered in the weighted number of shares (in thousands of shares)	19,202	20,844

The Company has instruments that will become common shares upon exercise, acquisition, conversion (SOPs and RSUs described in note 10), or satisfaction of specific business combination conditions. The effects of the potentially dilutive instruments were calculated using the treasury stock method and are included in the total weighted average of ordinary outstanding shares for diluted earnings per share (“EPS”) if the effects are considered dilutive. The antidilutive instruments not considered in the weighted number of shares correspond to the total number of shares that could be converted into ordinary shares that would be issued on conversion of those instruments. Instruments are considered antidilutive if the average market value of ordinary shares during the period is less than the average value of the assumed proceeds (fair value of services that will be recognized as a cost in future periods plus exercise price multiplied by the number of options and shares to be issued on exercise of the options).

10. SHARE-BASED PAYMENTS

Share-settled awards

The Group’s employee incentives include share settled awards in the form of stock, offering them the opportunity to purchase ordinary shares by exercising options (Stock Options – “SOPs”), receiving ordinary shares (Restricted Stock Units – “RSUs”) upon vesting, and receiving shares upon the achievement of market conditions and passage of time ("Awards").

The cost of the employee services received with respect to those share-based compensation payments is recognized in the statement of income over the period that the employee provides services and according to the vesting conditions. The Group also issued Awards in 2020 that grant shares upon the achievement of market conditions related to the valuation of the Company. RSUs incentive was implemented in 2020 and is the main incentive since then.

There were no changes to the terms and conditions of the SOPs and RSUs after the grant date. The changes in the number of SOPs and RSUs are as follows. WAEP is the weighted average exercise price and WAGDFV is the weighted average fair value at the grant date.

SOPs	03/31/2025	WAEP (US$)	03/31/2024	WAEP (US$)

Outstanding on January 1	35,937,918	1.58	59,942,062	1.04
Exercised during the period	(827,509)	1.35	(9,802,204)	0.17
Forfeited during the period	(5,938)		(146,588)
Outstanding on March 31	35,104,471	1.60	49,993,270	1.21
Exercisable on March 31	35,086,854	1.60	45,597,804	1.14

22

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

RSUs	03/31/2025	WAGDFV (US$)	03/31/2024	WAGDFV (US$)

Outstanding on January 1	59,915,454	7.92	66,512,061	5.66
Granted during the period	20,711,430	10.83	23,744,164	11.15
Vested during the period	(6,609,898)	5.89	(7,289,675)	4.82
Forfeited during the period	(1,371,191)		(1,459,175)
Outstanding on March 31	72,645,795	8.83	81,507,375	7.33

The following tables present the total amount of share-based compensation expense for the three-month period ended on March 31, 2025 and March 31, 2024, and the provision for taxes as of March 31, 2025 and December 31, 2024.

	Three-month period ended
	03/31/2025	03/31/2024

SOP and RSU expenses and related corporate and social security taxes expenses	72,988	123,252
RSUs and SOPs grant - business combination	1,192	1,607
Awards expenses and related taxes	1,312	2,975
Fair value adjustment - hedge of corporate and social security taxes (note 20)	(1,397)	(22,309)
Total share-based compensation expenses (note 8)	74,095	105,525

Equity share-based compensation, net of shares withheld for employee taxes	55,714	60,314

	03/31/2025	12/31/2024
Liability provision for taxes presented as salaries, allowances and social security contributions	87,675	88,139

11. CASH AND CASH EQUIVALENTS

	03/31/2025	12/31/2024

Voluntary deposits at central banks	4,454,630	4,781,039
Reverse repurchase agreement	2,729,983	2,291,807
Bank balances	2,372,921	1,943,399
Short-term investments	726,457	169,488
Other cash and cash equivalents	16	9
Total	10,284,007	9,185,742

Cash and cash equivalents are held to meet short-term cash needs and include deposits with banks and other short-term highly liquid investments with original maturities of three-months or less and with an immaterial risk of change in value.

Voluntary deposits at central banks are deposits made by the Brazilian and Colombian subsidiaries at the local central banks. The average rate of remuneration as of March 31, 2025 and December 31, 2024 was 100.0% of the Brazilian CDI rate and 8.5% of the monetary policy rate set by Central Bank of Colombia, respectively, with daily maturity.

Reverse repurchase agreements are mainly in Mexican pesos, using government bonds as collateral. The agreements are executed overnight with an average fixed rate of 9.5% and 10.3% per year as of March 31, 2025 and December 31, 2024, respectively.

Short-term investments are mainly in Brazilian Reais, and the average rate of remuneration as of March 31, 2025 and December 31, 2024 was 100.0% of the Brazilian CDI rate.

23

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

12. SECURITIES

a) Financial instruments at fair value through profit and loss ("FVTPL")

	03/31/2025					12/31/2024
			Maturities
Financial instruments at FVTPL	Amortized Cost	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value
Government bonds
Brazil	243,861	245,591	-	16,009	229,582	492,552
Total government bonds	243,861	245,591	-	16,009	229,582	492,552

Corporate bonds and other instruments
Bill of credit (LC)	2	2	-	-	2	10
Certificate of bank deposits (CDB)	3,132	3,156	-	2,084	1,072	1,365
Real estate and agribusiness letter of credit	523	521	-	317	204	1,283
Corporate bonds and debentures	6,373	4,918	-	-	4,918	5,904
Equity instrument (i)	12,163	12,917	12,917	-	-	12,900
Investment funds	18,608	18,607	18,607	-	-	100,199
Notes	50,013	50,134	-	50,134	-	51,029
Total corporate bonds and other instruments	90,814	90,255	31,524	52,535	6,196	172,690
Total financial instruments at FVTPL	334,675	335,846	31,524	68,544	235,778	665,242

	03/31/2025		12/31/2024
	Amounts in		Amounts in
Financial instruments at FVTPL	Original Currency	US$	Original Currency	US$
Currency:
Brazilian Reais	1,842,568	322,929	3,691,084	597,882
U.S. Dollars	—	—	54,460	54,460
Others (i)	1,103,919	12,917	1,103,724	12,900
Total		335,846		665,242
(i)	Refers to an investment in Jupiter, a neobank for consumers in India and an investment in Din Global ("dBank"), a Pakistani fintech company. As of March 31, 2025, the total fair value of these investments corresponded to US$12,917 (US$12,900 on December 31, 2024), classified as level 3 in the fair value hierarchy, as described in note 29.

24

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

b) Financial instruments at fair value through other comprehensive income ("FVTOCI")

	03/31/2025					12/31/2024
			Maturities
Financial instruments at FVTOCI	Amortized Cost	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value
Government bonds (i)
Brazil	7,670,091	7,689,477	-	206,220	7,483,269	7,832,502
United States of America	159,541	161,165	-	-	161,165	177,006
Mexico	517,839	518,678	-	518,678	-	419,159
Colombia	56,521	57,148	-	57,148	-	28,023
Total government bonds	8,403,992	8,426,468	-	782,046	7,644,434	8,456,690

Corporate bonds and other instruments
Corporate bonds and debentures	1,175,741	1,171,960	-	82,970	1,088,990	1,120,206
Investment funds	7,734	7,734	7,734	-	-	23,221
Time deposit	286,652	286,523	-	271,747	14,776	303,970
Real estate and agribusiness certificate of receivables	8,967	9,068	-	-	9,068	9,430
Total corporate bonds and other instruments	1,479,094	1,475,285	7,734	354,717	1,112,834	1,456,827
Total financial instruments at FVTOCI	9,883,086	9,901,753	7,734	1,136,763	8,757,268	9,913,517

	03/31/2025		12/31/2024
	Amounts in		Amounts in
Financial instruments at FVTOCI	Original Currency	US$	Original Currency	US$
Currency:
Brazilian Reais	45,947,712	8,052,808	56,819,567	9,203,636
U.S. Dollars	1,273,119	1,273,119	262,699	262,699
Mexican Pesos	10,617,909	518,678	8,729,908	419,159
Colombian Pesos	239,079,801	57,148	123,458,969	28,023
Total		9,901,753		9,913,517
(i)	Includes US$144,660 (US$51,128 on December 31, 2024) held by the subsidiaries for regulatory purposes, as required by the Central Bank of Brazil. It also includes government and time deposits securities margins pledged by the Group for transactions on the stock exchange in the amount of US$344,361 (US$350,193 on December 31, 2024). Government bonds are classified as Level 1 in the fair value hierarchy, as described in note 29.

The Group has corporate bonds and debentures classified as FVTOCI, for which it has recorded an ECL in the amount of US$129 for the period ended March 31, 2025 and the exposure was classified as Stage 1. There was no transfer between stages during the three-month period ended on March 31, 2025.

25

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

c) Financial instruments at amortized cost

	03/31/2025				12/31/2024
		Maturities
Financial instruments at amortized cost	Amortized Cost	No maturity	Up to 12 months	Over 12 months	Amortized Cost
Government bonds (i)
Spain	320,998	-	320,998	-	197,645
Korea	302,129	-	302,129	-	138,897
Colombia	253,605	-	61,222	192,383	208,641
Mexico	-	-	-	-	336,255
Total government bonds	876,732	-	684,349	192,383	881,438

Corporate bonds and other instruments
Corporate bonds and debentures	4,486	-	4,486	-	3,980
Total sovereign bonds and other instruments	4,486	-	4,486	-	3,980
Total financial instruments at amortized cost	881,218	-	688,835	192,383	885,418

	03/31/2025		12/31/2024
	Amounts in		Amounts in
Financial instruments at amortized cost	Original Currency	US$	Original Currency	US$
Currency:
Mexican Pesos	-	-	7,003,292	336,257
Brazilian Reais	3,581,034	627,613	1,244,752	201,625
Colombian Pesos	1,060,961,590	253,605	919,186,238	208,639
U.S. Dollars	-	-	138,897	138,897
Total		881,218		885,418

(i)	Includes US$351,525 held by the subsidiaries as guarantee pledged to the Margin loan, see details in note 24.

The Group has recorded an ECL in the amount of US$223 for the period ended March 31, 2025 and the exposure was classified as Stage 1. There was no transfer between stages during the three-month period ended on March 31, 2025 and 2024.

26

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

13. CREDIT CARD RECEIVABLES

Composition of receivables

	03/31/2025	12/31/2024

Receivables - current (i)	6,720,968	6,100,636
Receivables - installments (i)	8,635,611	7,690,429
Receivables - revolving (ii)	912,575	828,247
Total receivables	16,269,154	14,619,312

Credit card ECL allowance
Presented as deduction of receivables	(2,728,416)	(2,360,036)
Presented as "Other liabilities" (note 27)	(34,908)	(29,490)
Total credit card ECL allowance	(2,763,324)	(2,389,526)
Receivables, net	13,505,830	12,229,786
Total receivables presented as assets	13,540,738	12,259,276

(i)	"Receivables - current" is related to purchases, withdrawals, payment slips ("boleto") and PIX (BACEN instant payments) financing made by customers due on the next credit card billing date. "Receivables - installments” is related to purchases in installments. Credit card receivables can be paid by Nu's customers in up to 36 monthly installments. The cardholder’s credit limit is initially reduced by the total amount and the installments become due and payable on the cardholder's subsequent monthly credit card statement. Brazil makes the corresponding payments to the credit card network (see note 23) following a similar schedule. As receipts and payments are aligned, the Group does not incur significant financing costs with this product, however it is exposed to the credit risk of the cardholder as it is obliged to make the payments to the credit card network even if the cardholder does not pay. “Receivables - installments” also includes the amounts of credit card bills not fully paid by the customers and that have been converted into payments in installments with a fixed interest rate ("fatura parcelada"), in addition to bill financing, which comprise bills paid in installments through the credit card, banking payment slips ("boleto") and PIX financing in more than one installment.

(ii)	"Receivables - revolving" is related to the amounts due from customers that have not paid or fully paid their credit card bill. Customers may request to convert these receivables into loans to be paid in installments. In accordance with Brazilian regulation, revolving balances in Brazil that have not been fully paid and that are outstanding for more than 2 months are mandatory converted into fatura parcelada - a type of installment loan which is settled through the customer’s monthly credit card bills.

27

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

a) Breakdown by maturity

	03/31/2025		12/31/2024
	Amount	%	Amount	%
Receivables due in:
Up to 30 days	6,606,182	40.6%	5,988,227	41.0%
30 to 60 days	2,684,160	16.4%	2,497,783	17.1%
60 to 90 days	1,578,248	9.7%	1,405,428	9.6%
Over 90 days	3,496,715	21.5%	3,085,206	21.1%
Total receivables not overdue	14,365,305	88.2%	12,976,644	88.8%

Receivables overdue by:
Up to 30 days	517,410	3.2%	411,881	2.8%
30 to 60 days	222,260	1.4%	176,988	1.3%
60 to 90 days	178,940	1.1%	147,486	1.0%
Over 90 days	985,239	6.1%	906,313	6.1%
Total receivables overdue	1,903,849	11.8%	1,642,668	11.2%
Total	16,269,154	100.0%	14,619,312	100.0%

Receivables not yet due consist mainly of current receivables and future bill installments ("parcelado") and receivables overdue consist mainly of late balances.

28

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

b) Credit loss allowance - by stages

As of March 31, 2025, the credit card ECL allowance totaled US$2,763,324 (US$2,389,526 as of December 31, 2024). The provision is estimated using modeling techniques, consistently applied, and is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the credit loss allowance represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator and it is monitored across multiple committees, supporting the decision-making process and is discussed in the Group's credit forums.

The explanation of each stage is set out in the Company’s accounting policies, as disclosed in the Annual Financial Statements.

	03/31/2025					12/31/2024
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Stage 1	12,990,032	79.8%	719,679	26.0%	5.5%	11,849,086	81.1%	670,984	28.0%	5.7%

Stage 2	1,763,388	10.9%	660,662	24.0%	37.5%	1,377,896	9.4%	445,996	18.7%	32.4%
Absolute Trigger (Days Late)	462,894	26.3%	337,409	51.1%	72.9%	349,725	25.4%	254,294	57.0%	72.7%
Relative Trigger (PD deterioration)	1,300,494	73.8%	323,253	48.9%	24.9%	1,028,171	74.6%	191,702	43.0%	18.6%

Stage 3	1,515,734	9.3%	1,382,983	50.0%	91.2%	1,392,330	9.5%	1,272,546	53.3%	91.4%
Total	16,269,154	100.0%	2,763,324	100.0%	17.0%	14,619,312	100.0%	2,389,526	100.0%	16.3%

29

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

c) Credit loss allowance - by credit quality vs. stages

	03/31/2025					12/31/2024
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Strong (PD < 5%)	6,913,897	42.5%	139,509	5.0%	2.0%	6,644,920	45.5%	126,401	5.3%	1.9%
Stage 1	6,913,873	100.0%	139,509	100.0%	2.0%	6,628,863	99.8%	126,147	99.8%	1.9%
Stage 2	24	0.0%	—	0.0%	0.0%	16,057	0.2%	254	0.2%	1.6%

Satisfactory (5% <= PD <= 20%)	5,174,563	31.8%	400,747	14.5%	8.1%	4,304,062	29.4%	324,830	13.6%	7.5%
Stage 1	4,932,583	95.4%	384,535	96.0%	7.8%	4,170,990	96.9%	315,603	97.2%	7.6%
Stage 2	241,980	4.7%	16,212	4.1%	6.7%	133,072	3.1%	9,227	2.8%	6.9%

Higher Risk (PD > 20%)	4,180,694	25.7%	2,223,068	80.5%	53.2%	3,670,330	25.1%	1,938,295	81.1%	52.8%
Stage 1	1,143,576	27.4%	195,635	8.8%	17.2%	1,049,233	28.6%	229,234	11.8%	21.8%
Stage 2	1,521,384	36.4%	644,450	29.0%	42.4%	1,228,767	33.5%	436,515	22.5%	35.5%
Stage 3	1,515,734	36.3%	1,382,983	62.3%	91.2%	1,392,330	37.9%	1,272,546	65.7%	91.4%
Total	16,269,154	100.0%	2,763,324	100.0%	17.0%	14,619,312	100.0%	2,389,526	100.0%	16.3%

30

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

d) Credit loss allowance - changes

The following tables show the reconciliations from the opening to the closing balance of the credit loss allowance by stages of the financial instruments.

	03/31/2025				03/31/2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance at beginning of period	670,984	445,996	1,272,546	2,389,526	693,151	477,714	925,404	2,096,269
Transfers from Stage 1 to Stage 2	(113,938)	113,938	-	-	(79,501)	79,501	-	-
Transfers from Stage 2 to Stage 1	108,795	(108,795)	-	-	54,346	(54,346)	-	-
Transfers to Stage 3	(30,870)	(270,641)	301,511	-	(36,194)	(262,407)	298,601	-
Transfers from Stage 3	22,086	8,012	(30,098)	-	6,196	4,018	(10,214)	-
Write-offs	-	-	(451,780)	(451,780)	-	-	(315,394)	(315,394)
Net increase of loss allowance (note 7)	15,504	435,505	189,551	640,560	142,761	314,170	137,395	594,326
New originations (a)	26,896	2,314	344	29,554	30,860	619	351	31,830
Changes in exposure of preexisting accounts (b)	119,853	(106)	(294)	119,452	96,843	425	(571)	96,697
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(67,337)	372,526	183,386	488,574	15,058	313,126	137,615	465,799
Changes to models used in calculation (c)	(63,908)	60,771	6,115	2,978	-	-	-	-
Effect of changes in exchange rates (OCI)	47,118	36,647	101,253	185,018	(13,646)	(13,324)	(28,738)	(55,708)
Credit loss allowance at end of the period	719,679	660,662	1,382,983	2,763,324	767,113	545,326	1,007,054	2,319,493

The "Net increase of loss allowance" is distributed considering the stages at the end of the year, except in (c), which is calculated considering the stages at the beginning of the year.

(a) Considers all accounts originated from the beginning to the end of the year. ECL effects presented in the table were calculated as if risk parameters at the beginning of the year were applied.

(b) Reflects the movements in exposure (both drawdown and undrawn limits) of accounts that already existed in the beginning of the year. ECL effects were calculated as if risk parameters of the exposures at the beginning of the year were applied.

31

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

(c) Changes to models that occurred during the period include, primarily, the calibration of ECL parameters to reflect more recent risk and recovery data, along with the changes in the Company's underwriting policies and in the collections strategies in these historic years.

The following tables present changes in the gross carrying amount of the credit card portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as presented above. “Net change of gross carrying amount” includes drawdown, payments, and interest accruals.

	03/31/2025				03/31/2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount at beginning of period	11,849,086	1,377,896	1,392,330	14,619,312	11,891,823	1,490,067	1,103,907	14,485,797
Transfers from Stage 1 to Stage 2	(1,135,768)	1,135,768	-	-	(676,470)	676,470	-	-
Transfers from Stage 2 to Stage 1	684,862	(684,862)	-	-	323,025	(323,025)	-	-
Transfers to Stage 3	(98,935)	(405,081)	504,016	-	(103,901)	(372,042)	475,943	-
Transfers from Stage 3	26,827	9,462	(36,289)	-	13,430	7,998	(21,428)	-
Write-offs	-	-	(451,780)	(451,780)	-	-	(315,394)	(315,394)
Net change of gross carrying amount	744,765	216,457	(4,304)	956,918	1,177,986	144,777	9,777	1,332,540
Effect of changes in exchange rates (OCI)	919,195	113,748	111,761	1,144,704	(329,992)	(44,968)	(34,256)	(409,216)
Gross carrying amount at end of the period	12,990,032	1,763,388	1,515,734	16,269,154	12,295,901	1,579,277	1,218,549	15,093,727

32

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

14. LOANS TO CUSTOMERS

	03/31/2025	12/31/2024
Loans to individuals (i)	7,496,996	5,864,270
Loans to companies	351,064	252,185
Total loans	7,848,060	6,116,455

Loan ECL allowance	(1,035,404)	(794,570)
Total	6,812,656	5,321,885

(i) As of March 31, 2025 US$1,935,958 referred to secured loans (US$1,387,697 as of December 31, 2024).

a) Breakdown by maturity

The following table shows loans to customers by maturity on March 31, 2025, and December 31, 2024, considering each installment individually.

	03/31/2025		12/31/2024
	Amount	%	Amount	%
Receivables due in:
Up to 30 days	989,181	12.6%	758,514	12.4%
30 to 60 days	846,143	10.8%	714,740	11.7%
60 to 90 days	662,221	8.5%	579,491	9.5%
90 to 360 days	3,053,436	38.9%	2,361,344	38.6%
Over 360	1,985,909	25.3%	1,460,397	23.9%
Total receivables not overdue	7,536,890	96.1%	5,874,486	96.1%

Receivables overdue by:
Up to 30 days	104,660	1.3%	89,590	1.5%
30 to 60 days	69,907	0.9%	44,183	0.7%
60 to 90 days	42,402	0.5%	33,167	0.5%
Over 90 days	94,201	1.2%	75,029	1.2%
Total receivables overdue	311,170	3.9%	241,969	3.9%
Total	7,848,060	100.0%	6,116,455	100.0%

33

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

b) Credit loss allowance - by stages

As of March 31, 2025, the loans to customers ECL allowance totaled US$1,035,404 (US$794,570 as of December 31, 2024). The provision is estimated using modeling techniques, consistently applied, which is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the credit loss allowance represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator and it is monitored across multiple committees, supporting the decision-making process and is discussed in the credit forums.

The explanation of each stage is set out in the Company's accounting policies, as disclosed in the Annual Financial Statements.

	03/31/2025					12/31/2024
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Stage 1	6,102,998	77.8%	275,383	26.6%	4.5%	4,728,358	77.3%	239,306	30.1%	5.1%

Stage 2	1,289,110	16.4%	461,212	44.5%	35.8%	1,054,416	17.2%	325,020	40.9%	30.8%
Absolute Trigger (Days Late)	242,992	18.8%	192,457	41.7%	79.2%	180,780	17.1%	150,723	46.4%	83.4%
Relative Trigger (PD deterioration)	1,046,118	81.2%	268,755	58.3%	25.7%	873,636	82.9%	174,297	53.6%	20.0%

Stage 3	455,952	5.8%	298,809	28.9%	65.5%	333,681	5.5%	230,244	29.0%	69.0%
Total	7,848,060	100.0%	1,035,404	100.0%	13.2%	6,116,455	100.0%	794,570	100.0%	13.0%

34

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

c) Credit loss allowance - by credit quality vs stages

	03/31/2025					12/31/2024
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Strong (PD < 5%)	2,545,303	32.5%	29,883	2.9%	1.2%	1,954,790	31.9%	19,761	2.4%	1.0%
Stage 1	2,498,449	98.2%	29,670	99.3%	1.2%	1,883,302	96.3%	18,678	94.5%	1.0%
Stage 2	46,854	1.8%	213	0.7%	0.5%	71,488	3.7%	1,083	5.5%	1.5%

Satisfactory (5% <= PD <= 20%)	2,576,977	32.8%	132,329	12.8%	5.1%	2,101,425	34.4%	113,253	14.3%	5.4%
Stage 1	2,510,319	97.4%	128,771	97.3%	5.1%	1,855,922	88.3%	97,439	86.0%	5.3%
Stage 2	66,658	2.6%	3,558	2.7%	5.3%	245,503	11.7%	15,814	14.0%	6.4%

Higher Risk (PD > 20%)	2,725,780	34.7%	873,192	84.3%	32.0%	2,060,240	33.7%	661,556	83.3%	32.1%
Stage 1	1,094,230	40.1%	116,942	13.4%	10.7%	989,134	48.0%	123,189	18.6%	12.5%
Stage 2	1,175,598	43.1%	457,441	52.4%	38.9%	737,425	35.8%	308,123	46.6%	41.8%
Stage 3	455,952	16.7%	298,809	34.2%	65.5%	333,681	16.2%	230,244	34.8%	69.0%
Total	7,848,060	100%	1,035,404	100.0%	13.2%	6,116,455	100.0%	794,570	100.0%	13.0%

35

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

d) Credit loss allowance - changes

The following tables show reconciliations from the opening to the closing balance of the credit loss allowance by the stages of the financial instruments.

	03/31/2025				03/31/2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

Credit loss allowance at beginning of period	239,306	325,020	230,244	794,570	145,341	223,982	142,811	512,134
Transfers from Stage 1 to Stage 2	(53,683)	53,683	—	-	(44,121)	44,121	-	-
Transfers from Stage 2 to Stage 1	69,204	(69,204)	—	-	18,002	(18,002)	-	-
Transfers to Stage 3	(24,333)	(205,921)	230,254	-	(11,770)	(123,395)	135,165	-
Transfers from Stage 3	13,098	16,890	(29,988)	-	3,472	5,771	(9,243)	-
Write-offs	—	—	(259,478)	(259,478)	-	-	(169,733)	(169,733)
Net increase of loss allowance (note 7)	12,706	312,405	108,554	433,665	67,814	169,271	52,730	289,815
New originations (a)	342,995	48,260	418	391,673	272,380	20,085	4,897	297,362
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(356,024)	259,651	141,426	45,053	(204,566)	149,186	47,833	(7,547)
Changes to models used in calculation (b)	25,735	4,494	(33,290)	(3,061)	-	-	-	-
Effect of changes in exchange rates (OCI)	19,085	28,339	19,223	66,647	(4,856)	(7,913)	(4,553)	(17,322)
Credit loss allowance at end of the period	275,383	461,212	298,809	1,035,404	173,882	293,835	147,177	614,894

The "Net increase of loss allowance" is distributed considering the stages at the end of the period, except in (b), which is calculated considering the stages at the beginning of the period.

(a) Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

(b) Changes to models that occurred during the period include, primarily, the calibration of ECL parameters to reflect more recent risk and recovery data, which reflect the changes in the Company's underwriting policies and in the collections strategies in these historic periods.

The following tables present changes in the gross carrying amount of the loan portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as discussed above. “Net change of gross carrying amount” includes drawdowns, payments, and interest accruals.

36

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

	03/31/2025				03/31/2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of the period	4,728,358	1,054,416	333,681	6,116,455	2,831,131	648,296	234,343	3,713,770
Transfers from Stage 1 to Stage 2	(625,580)	625,580	-	-	(396,851)	396,851	-	-
Transfers from Stage 2 to Stage 1	512,896	(512,896)	-	-	144,714	(144,714)	-	-
Transfers to Stage 3	(81,399)	(298,755)	380,154	-	(26,321)	(163,352)	189,673	-
Transfers from Stage 3	16,453	27,536	(43,989)	-	4,005	6,501	(10,506)	-
Write-offs	-	-	(259,478)	(259,478)	-	-	(169,733)	(169,733)
Net increase of gross carrying amount	1,146,218	303,532	16,365	1,466,115	965,278	63,452	32,721	1,061,451
Effect of changes in exchange rates (OCI)	406,052	89,697	29,219	524,968	(96,589)	(22,312)	(7,881)	(126,782)
Gross carrying amount at end of the period	6,102,998	1,289,110	455,952	7,848,060	3,425,367	784,722	268,617	4,478,706

37

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

15. COMPULSORY AND OTHER DEPOSITS AT CENTRAL BANKS

	03/31/2025	12/31/2024

Compulsory deposits (i)	4,067,215	3,833,670
Reserve at central bank - Instant payments (ii)	3,308,322	2,909,666
Total	7,375,537	6,743,336
(i)	Compulsory deposits are required by local central banks based on the amount of RDB and CDB held by Nu Financeira and deposits in electronic money held by Nu Colombia. These resources are remunerated mainly in Brazilian SELIC rate (special settlement and custody system of the BACEN) and for Colombia the compulsory deposits are not remunerated.
(ii)	Reserve at central bank - Instant payments relates to cash maintained in the Instant Payments Account, which is required by BACEN to support instant payment operations, and it is based on the average of PIX transactions per day based on the last month along with including additional funds as a safety margin. These resources are remunerated at Brazilian SELIC rate.

16. OTHER RECEIVABLES

	03/31/2025	12/31/2024

Other receivables	889,590	1,415,263
Other receivables - ECL Allowance	(1,960)	(1,820)
Total	887,630	1,413,443

Other receivables are mostly related to the acquisition from merchant acquirers of their credit card receivables due from credit card issuers (mainly banks and other financial institutions), and initially measured at fair value. As of December 31, 2024, the balance also included receivables related to the agreement with Mastercard, including incentive mechanisms linked to debit and credit transaction volume performance and other performance obligations. The ECL expenses for the three-month periods ended March 31, 2025 decreased US$6 (US$314 for the three-month periods ended March 31, 2024). As of March 31, 2025 and December 31, 2024, the total amount of the Group's exposure was classified as Stage 1 Strong (PD<5%), with no transfers between stages for the three-month period ended March 31, 2025 and 2024.

All receivables are classified in stages. The explanation of each stage is set out in the Company's accounting policies, as disclosed in the Annual Consolidated Financial Statements.

38

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

17. OTHER ASSETS

	03/31/2025	12/31/2024

Deferred expenses (i)	274,767	254,791
Taxes recoverable (ii)	651,511	218,790
Advances to suppliers and employees	56,976	72,950
Prepaid expenses (iii)	85,664	80,193
Judicial deposits (note 25)	6,121	5,711
Other assets	38,168	31,143
Total	1,113,207	663,578
(i)	Refers to credit card issuance costs, including printing, packing, and shipping costs, among others. The expenses are amortized based on the card’s estimated useful life methodology, adjusted for any cancellations.
(ii)	Taxes recoverable refer to overpaid taxes and contributions as well as tax credits on costs and expenses eligible for future offsets or refunds.
(iii)	Prepaid expenses refer to invoices related to the cloud savings plan, in accordance with the supplier contract.

39

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

18. INVESTMENTS IN ASSOCIATES

								Three-month period ended
Company	03/31/2025							03/31/2025
	Equity interest	Shareholding interest with voting rights (ii)	Investment (iii)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Share of profit (loss) of associates	Associates net income (loss) for the period

Tyme (i)	18.0%	0.0%	98,235	184,821	228,399	19,021	—	(1,130)	(4,846)

								Three-month period ended
Company	12/31/2024							03/31/2024
	Equity interest	Shareholding interest with voting rights (ii)	Investment (iii)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Share of profit (loss) of associates	Associates net income (loss) for the period

Tyme (i)	18.0%	0.0%	99,365	1,201	218,846	14,447	—	—	—

(i) Tyme is the holding company which has investments in Tyme Bank Holdings (South Africa operation) and Tyme Investments (Southeast Asia operation)

(ii) Even though Nu has no voting rights, all Series D preferred shares acquired by the Group may be converted into shares with voting rights at any time at Nu's election.

(iii) The total investment in Tyme Group was US$150,000, of which US$99,365 referred to investments in associates and the remaining is related to derivatives, such as call options and warrants recorded at fair value, enabling Nu to acquire additional equity interest in the future. The derivatives are presented in note 20. During the three-month period ended March 31, 2025 Nu recognized a loss in associates of US$1,130.

40

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

19. INTANGIBLES ASSETS AND GOODWILL

a) Composition of intangible assets and goodwill

(i) Intangible assets

	03/31/2025			12/31/2024
	Cost	Accumulated amortization	Net value	Cost	Accumulated amortization	Net value

Intangibles related to acquisitions	137,318	(64,459)	72,859	137,318	(58,705)	78,613
Internally developed intangibles	386,455	(70,634)	315,821	313,983	(54,136)	259,847
Other intangibles	73,978	(22,823)	51,155	29,737	(20,581)	9,156
Total	597,751	(157,916)	439,835	481,038	(133,422)	347,616

(ii) Goodwill

	03/31/2025	12/31/2024
	Goodwill

Nu Investimento's acquisition	347,936	353,405
Other acquisitions	60,882	60,882
Total	408,817	414,287

b) Changes on intangibles assets and goodwill

	03/31/2025
	Goodwill	Intangible assets
		Intangibles related to acquisitions	Internally developed intangible	Other Intangibles	Total Intangibles
Balance at beginning of the period	414,287	78,613	259,847	9,156	347,616
Additions	-	-	47,166	44,106	91,272
Disposals	-	-	(172)	-	(172)
Amortization	-	(3,312)	(12,212)	(1,084)	(16,608)
Effect of changes in exchange rates (OCI)	(5,470)	(2,442)	21,192	(1,022)	17,728
Balance at end of the period	408,817	72,859	315,821	51,155	439,835

	03/31/2024
	Goodwill	Intangible assets
		Intangibles related to acquisitions	Internally developed intangible	Other Intangibles	Total Intangibles
Balance at beginning of the period	397,538	61,634	224,698	9,549	295,881
Additions	-	-	27,319	211	27,530
Disposals	-	-	(2,128)	-	(2,128)
Amortization	-	(3,635)	(9,386)	(1,285)	(14,306)
Effect of changes in exchange rates (OCI)	32	792	(1,980)	1,602	414
Balance at end of the period	397,570	58,791	238,523	10,077	307,391

41

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

20. DERIVATIVE FINANCIAL INSTRUMENTS

The Group executes transactions with derivative financial instruments, which are intended to meet its own needs to reduce its exposure to market, currency and interest-rate risks. The derivatives are classified at fair value through profit or loss, except those in cash flow hedge accounting strategies, for which the effective portion of gains or losses on derivatives is recognized directly in other comprehensive income. Management of these risks is conducted through determining limits, and the establishment of operating strategies. The derivative contracts are considered level 1, 2 or 3 in the fair value hierarchy and are used to hedge exposures, but hedge accounting is adopted only for forecasted transactions related to the cloud infrastructure, intercompany transactions and certain software licenses used by Nu (hedge of foreign currency risk), to hedge interest of the fixed rate credit portfolio (hedge of interest rate risk of portfolio) and to hedge the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting or SOP exercise, as shown below.

	03/31/2025
		Fair values
	Notional amount	Assets	Liabilities
Derivatives classified at fair value through profit or loss
Interest rate contracts – Futures	199,433	2	383
Foreign currency exchange rate contracts – Futures	745,692	168	5,716
Interest rate contracts – Swaps	111,268	2,818	-
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	62,650	56	992
Warrants	23,671	22,046	-
Call Options	27,000	24,140	-
Foreign currency exchange rate contracts – Deliverable forwards (DF)	19,140	81	79
Interest rate contracts - Deliverable forwards (DF)	441,088	77,356	77,306

Derivatives held for hedging
Designated as cash flow hedge
Foreign currency exchange rate contracts – Futures	132,131	-	1,069
Equity - Total Return Swap (TRS)	70,211	-	13,216
Total	1,832,284	126,667	98,761

	12/31/2024
		Fair values
	Notional amount	Assets	Liabilities
Derivatives classified at fair value through profit or loss
Interest rate contracts - Futures	347,110	158	-
Foreign currency exchange rate contracts – Futures	701,367	61	1,990
Interest rate contracts – Swaps	308,176	19,808	78
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	483,493	4,772	16,169
Warrants	23,645	23,665	-
Call Options	27,000	27,000	-

Derivatives held for hedging
Designated as cash flow hedge
Foreign currency exchange rate contracts – Futures	164,752	-	510
Equity - Total Return Swap (TRS)	111,479	-	13,582

Total	2,167,022	75,464	32,329

Futures contracts are traded on the B3 (Brasil, Bolsa e Balcão), a stock exchange in Brazil, as the counterparty and are settled on a daily basis. The total value of margins pledged by the Group in transactions on the stock exchange is presented in note 12.

42

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

Swaps of interest risk contracts are settled at the maturity date and are traded over the counter with financial institutions as counterparties.

Nu Financeira has deliverable forward contracts to hedge foreign currency exposure in government bonds from México and to hedge intercompany loans.

Swap (TRS) contracts are settled only at maturity and are traded over the counter with financial institutions as counterparties.

Breakdown by maturity

The table below shows the breakdown by maturity of the notional amounts:

	03/31/2025
	Up to 3 months	3 to 12 months	Over 12 months	Total
Assets
Foreign currency exchange rate contracts – Futures	877,823	-	-	877,823
Interest rate contracts – Swaps	-	-	108,043	108,043
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	49,950	-	-	49,950
Warrants	-	-	23,671	23,671
Call Options	-	-	27,000	27,000
Total assets	927,773	-	158,714	1,086,487

Liabilities
Interest rate contracts – Swaps	-	-	3,225	3,225
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	12,700	-	-	12,700
Equity - Total Return Swap (TRS)	12,188	43,493	14,530	70,211
Interest rate contracts – Futures	16,160	-	183,273	199,433
Foreign currency exchange rate contracts – Deliverable forwards (DF)	19,140	-	-	19,140
Interest rate contracts - Deliverable forwards (DF)	441,088	-	-	441,088
Total liabilities	501,276	43,493	201,028	745,797

	12/31/2024
	Up to 3 months	3 to 12 months	Over 12 months	Total
Assets
Interest rate contracts – Futures	305,566	14,521	27,023	347,110
Foreign currency exchange rate contracts – Futures	866,119	-	-	866,119
Interest rate contracts – Swaps	-	-	105,576	105,576
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	381,493	37,000	-	418,493
Warrants	-	-	23,645	23,645
Call Options	-	-	27,000	27,000
Total assets	1,553,178	51,521	183,244	1,787,943

Liabilities
Interest rate contracts – Futures	202,600	-	-	202,600
Interest rate contracts – Swaps	65,000	-	-	65,000
Equity - Total Return Swap (TRS)	9,945	85,043	16,491	111,479
Total liabilities	277,545	85,043	16,491	379,079

The table below shows the breakdown by maturity of the fair value amounts:

43

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

	03/31/2025
	Up to 12 months	Over 12 months	Total
Assets
Interest rate contracts – Swaps	-	2,818	2,818
Interest rate contracts – Futures	2	-	2
Foreign currency exchange rate contracts – Futures	168	-	168
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	56	-	56
Warrants	-	22,046	22,046
Call Options	-	24,140	24,140
Foreign currency exchange rate contracts – Deliverable forwards (DF)	81	-	81
Interest rate contracts - Deliverable forwards (DF)	77,356	-	77,356
Total assets	77,663	49,004	126,667

Liabilities
Equity - Total Return Swap (TRS)	9,775	3,441	13,216
Interest rate contracts – Futures	383	-	383
Foreign currency exchange rate contracts – Futures	6,785	-	6,785
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	992	-	992
Foreign currency exchange rate contracts – Deliverable forwards (DF)	79	-	79
Interest rate contracts - Deliverable forwards (DF)	77,306	-	77,306
Total liabilities	95,320	3,441	98,761

	12/31/2024
	Up to 12 months	Over 12 months	Total
Assets
Interest rate contracts – Swaps	17,010	2,798	19,808
Interest rate contracts – Futures	158	-	158
Foreign currency exchange rate contracts – Futures	61	-	61
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	4,772	-	4,772
Warrants	-	23,665	23,665
Call Options	-	27,000	27,000
Total assets	22,001	53,463	75,464

Liabilities
Equity - Total Return Swap (TRS)	13,020	562	13,582
Interest rate contracts – Swaps	78	-	78
Foreign currency exchange rate contracts – Futures	2,500	-	2,500
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	16,169	-	16,169
Total liabilities	31,767	562	32,329

a) Hedge of foreign currency risk

The Group is exposed to foreign currency risk on forecast transaction expenses, related to the cloud infrastructure, certain software licenses and intercompany expenses. The Group managed its exposures to the variability in cash flows of foreign currency forecasted transactions to movements in foreign exchange rates by entering into foreign currency exchange rate contracts (exchange futures). These instruments are entered into to match the cash flow profile of the estimated forecast transactions and are exchange-traded with fair value movements settled on a daily basis.

44

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

The Group applies hedge accounting to the forecasted transactions related to its main cloud infrastructure contract and other expenses in foreign currency including intercompany expenses. The effectiveness is assessed monthly by analyzing the critical terms. The critical terms of the hedging instrument and the amount of the forecasted hedged transactions are significantly the same. Derivatives are generally rolled over monthly. They are expected to occur in the same fiscal month as the maturity date of the hedged item. Therefore, the hedge is expected to be effective. Subsequent assessments of effectiveness are performed by verifying and documenting whether the critical terms of the hedging instrument and forecasted hedged transaction have changed during the period in review and whether it remains probable. If there are no such changes in critical terms, the Group will continue to conclude that the hedging relationship is effective. Sources of ineffectiveness are differences in the amount and timing of forecast and actual payment of expenses.

The table below shows the change in the hedge of foreign currency risk:

	Three-month period ended
	03/31/2025	03/31/2024

Balance at beginning of the period	11,721	(8,254)
Fair value change recognized in OCI during the period	12,434	86,466
Total amount reclassified from cash flow hedge reserve to the statement of profit or loss during the period	(34,222)	6,811
to "Customer support and operation"	3,524	3,199
to "General and administrative expenses"	(10,873)	636
to "Other income (expenses)"	(17,961)	—
Effect of changes in exchange rates (OCI)	(8,912)	2,976
Deferred income taxes	4,923	(3,308)
Balance at end of the period	(5,144)	81,715

The expected future transactions that are the hedged item are:

	03/31/2025			12/31/2024
	Up to 3 months	3 to 12 months	Total	Total
Expected foreign currency transactions	66,305	89,169	155,474	187,456
Total	66,305	89,169	155,474	187,456

b) Hedge of corporate and social security taxes over share-based compensation

The Group's hedge strategy is to cover the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting from the variation of the Company's share price volatility. The derivative financial instruments used to cover the exposure are total return swaps ("TRS") in which one leg is indexed to the Company's stock price and the other leg is indexed to Secured Overnight Financing Rate ("SOFR") plus spread. The stock fixed at the TRS is a weighted average price. The hedge was entered into by Nu Holdings and therefore there is no income tax effect.

45

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

The Group applies the cash flow hedge for the hedge structure thus the market risk is replaced by an interest rate risk. The effectiveness assessment is performed monthly by (i) assessing the economic relationship between the hedged item and the hedging instrument; (ii) monitoring the credit risk impact in the hedge effectiveness; and (iii) maintaining and updating the hedging ratio. Given the possibility of forfeiture impacting the future cash forecast of the employee benefit plan, the Group manages exposures to keep the hedging level within an acceptable coverage. The derivative fair value is measured substantially based on the stock price which is also used in the measurement of the provision or payment for corporate and social security taxes. There is no expectation for a mismatch between the hedged item and hedging instrument at maturity other than the SOFR.

The table below shows the change in the hedge of corporate and social security taxes over share-based compensation:

	Three-month period ended
	03/31/2025	03/31/2024
Balance at beginning of the period	11,029	20,671
Fair value change recognized in OCI during the period	(4,101)	(40,958)
Total amount reclassified from cash flow hedge reserve to the statement of profit or loss during the period (note 10)	(1,397)	(22,309)
to "Customer support and operations"	1,111	(1,144)
to "General and administrative expenses"	(2,627)	(20,175)
to "Marketing expenses"	119	(990)
Balance at end of the period	5,531	(42,596)

Expected cash disbursement

	03/31/2025				12/31/2024
	Up to 1 year	1 to 3 years	Above 3 years	Total	Total
Considering the reporting date fair value of the hedged item:
Expected cash disbursement for corporate and social contributions	21,271	39,851	-	61,122	278,662
Total	21,271	39,851	-	61,122	278,662

21. REPURCHASE AGREEMENTS

	03/31/2025	12/31/2024
Repurchase agreements
Government bonds (i)	486,760	308,583

(i)	On March 31, 2025 the Group has US$486,760 (US$ 308,583 as of December 31, 2024) in repurchase agreements using government bonds as collateral. The agreements are executed overnight and have an average fixed rate of 14.1% per year (as of December 31, 2024 the average fixed rate was 12.1% per year) and the government bonds are classified as fair value through other comprehensive income on note 12. As of March 31, 2025 the fair value of the securities pledge to repurchase agreement is US$366,554 (US$309,225 as of December 31, 2024).

46

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

Changes to repurchase agreement are as follows:

	03/31/2025	12/31/2024

Balance at beginning of the period	308,583	210,454
New obligations	39,475,463	54,094,544
Payments - principal	(39,326,321)	(53,664,040)
Payments - interest	(18,969)	(22,761)
Interest accrued	18,969	22,761
Effect of changes in exchange rates (OCI)	29,035	(12,011)
Balance at the end of the period	486,760	628,947

22. FINANCIAL LIABILITIES AT AMORTIZED COST – DEPOSITS

	03/31/2025	12/31/2024

Bank receipt of deposits (RDB)	22,789,393	21,511,844
Deposits in electronic money	8,223,021	6,796,826
Bank certificate of deposit (CDB)	551,951	546,395
Total	31,564,365	28,855,065

Currently, deposits in electronic money in Brazil, México and Colombia include NuAccount balances. In Brazil, NuAccount is a prepaid account in which the amounts deposited by customers are classified as electronic money and must be allocated to government securities (see note 12b) or in a specific account maintained at the Central Bank of Brazil (see note 15), in accordance with Brazilian regulatory requirements.

In Mexico, NuAccount balances are not required to be invested in specific assets; and therefore, they can be used as a financing source for the credit card operations in Mexico.

In Colombia, NuAccount balances are required to have a percentage of the deposits from the public in an account with the Colombian Central Bank, also a percentage of the deposits as required to be invested in a class of compulsory deposits.

RDBs are investment products available within NuAccount and can have daily liquidity or defined future maturity. Deposits in RDB have guarantees from the Brazilian Deposit Guarantee Fund (“FGC”). Unlike the deposits in electronic money, Nu is required to follow the compulsory deposits requirements for RDB deposits (see note 15). However, it is not required to invest the remaining resources in government securities or in a specific account maintained at the Central Bank of Brazil. As such,these amounts can be used as a financing source for loan and credit card operations.

The interest paid on both NuAccount and RDB deposits (except fixed term RDBs) is 100% of the Brazilian CDI rate as of the initial date if the balances are kept for more than 30 days. There are also RDBs with a defined future maturity date, which have a maturity of up to 27 months and a weighted average interest rate of 104% of the Brazilian CDI rate as of March 31, 2025 (as of December 31, 2024, the weighted average interest rate was 105% of the Brazilian CDI rate).

For NuAccount in Mexico, the balances deposited in "Cajitas" yield from 12.0% to 14.0% per year as of March 31, 2025 and December 31, 2024. "Cajitas" has daily yield accrual and can have daily liquidity or defined future maturity.

The interest paid on NuAccount in Colombia was from 9.5% to 10% per year as of March 31, 2025 (as of December 31, 2024, the interest paid was from 11.0% to 11.5% per year).

The Bank certificate of deposit (CDB) is issued by Nu Financeira and primarily distributed by Nu Investimento.

47

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

Breakdown by maturity

	03/31/2025			12/31/2024
	Up to 12 months	Over 12 months	Total	Up to 12 months	Over 12 months	Total
Bank receipt of deposits (RDB)	22,669,557	119,836	22,789,393	21,402,435	109,409	21,511,844
Deposits in electronic money	8,223,021	-	8,223,021	6,796,826	-	6,796,826
Bank certificate of deposit (CDB)	449,040	102,911	551,951	462,407	83,988	546,395
Total	31,341,618	222,747	31,564,365	28,661,668	193,397	28,855,065

23. FINANCIAL LIABILITIES AT AMORTIZED COST – PAYABLES TO NETWORK

	03/31/2025	12/31/2024

Payables to credit card network	10,032,529	9,333,541
Payables to clearing houses	82,214	-
Total	10,114,743	9,333,541

Payables to credit card network corresponds mainly to the amount payable to the acquirers related to credit and prepaid card transactions. Brazilian credit card payables are settled according to the transaction installments, substantially in up to 27 days for transactions with no installments; 1 business day for international transactions; and sales in installments ("parcelado") have monthly settlements, mostly, over a period of up to 12 months. For Mexican and Colombian credit card transactions, the amounts are settled in 1 business day.

In December 2024, Nu renewed and extended its long-term partnership with Mastercard, including incentive mechanisms linked to debit and credit transaction volume performance and other performance obligations to be satisfied throughout the duration of the agreement.

The segregation by maturity is shown in the table below:

Payables to credit card network	03/31/2025	12/31/2024

Up to 30 days	4,664,148	4,326,268
30 to 90 days	2,616,074	2,450,743
More than 90 days	2,752,307	2,556,530
Total	10,032,529	9,333,541

Collateral for credit card operations

As of March 31, 2025, the Group had US$340 (US$336 on December 31, 2024) of security deposits granted in favor of Mastercard. These security deposits are measured at fair value through profit (loss) and are held as collateral for the amounts payable to the network and can be replaced by other security deposits with similar characteristics. The average remuneration rate of those security deposits was 0.33% per month in the three-month period ended March 31, 2025 (0.34% per month in the year ended December 31, 2024).

48

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

24. FINANCIAL LIABILITIES AT AMORTIZED COST – BORROWINGS AND FINANCING

a) Borrowings and financings

Borrowings and financings maturities are as follows:

	03/31/2025
	Up to 3 months	3 to 12 months	Over 12 months	Total
Borrowings and financings
Financial letter (ii)	17,530	408,284	929,555	1,355,369
Margin loan credit facility (iii)	-	351,525	-	351,525
Total borrowings and financings	17,530	759,810	929,555	1,706,895

	12/31/2024
	Up to 3 months	3 to 12 months	Over 12 months	Total
Borrowings and financings
Syndicated loan (i)	109	21,279	328,873	350,261
Financial letter (ii)	6,577	184,833	987,193	1,178,603
Margin loan credit facility (iii)	-	201,493	-	201,493
Total borrowings and financings	6,686	407,605	1,316,066	1,730,357

(i)        Correspond to three syndicated credit facilities. The first, in which Nu’s subsidiaries in Mexico and Colombia are the borrowers and the Company is acting as guarantor, the total amount of the credit facility was US$650,000, of which US$625,000 was allocated to Nu Mexico and fully paid as of September 30, 2024. The remaining US$25,000 was allocated to Nu Colombia, fully paid on February 17, 2025. The second, in which Nu Colombia has been granted a 3-year facility from IFC (International Finance Corporation), the total amount corresponds to US$265,100, guaranteed by the Company, and was fully paid on February 4, 2025. The third, in which Nu Colombia executed a 3-year credit facility with DFC - U.S. International Development Finance Corporation for the amount of US$150,000, guaranteed by the Company. As of December 31, 2024, Nu Colombia Financiera had drawn-down US$50,000 of this credit facility, amount which was fully paid on January 31, 2025.

(ii)       As of March 31, 2025, Nu Financeira had issued financial letters in Brazilian reais. The principal amount was equivalent to US$37,768 on the issuance dates and US$1,349,022 as of December 31, 2024.

(iii)      Correspond to margin loan credit facility, backed by government securities and sovereign bonds as collateral for the operation which Nu entered through Nu Financeira. As of March 31, 2025 the principal amount was US$350,000 and the fair value was US$406,124.

49

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

The terms and conditions of the loans outstanding as of March 31, 2025, are as follows:

	03/31/2025
Borrowings and financing	Country	Currency	Interest rate	Maturity	Principal amount in US$ (i)

Financial letter	Brazil	BRL	CDI (1) + 0.5% up to 1.8%	From June 2025 up to February 2028	1,317,868
Margin loan credit facility	United States	USD	SOFR (2) + 1.1%	November 2025	200,000
Margin loan credit facility	United States	USD	SOFR (2) + 1.1%	March 2026	150,000
(1)	CDI: Brazilian Bank Reference Indicator (Certificado de Depósito Interbancário).
(2)	SOFR: Secured Overnight Financing Rate.
(i)	The conversion of the principal amounts into US$ in the table above is based on historical exchange rates of the contracts, considering the initial issuances of the obligations.

Changes to borrowings and financings are as follows:

	03/31/2025
	Margin loan credit facility	Syndicated loan	Financial Letter	Total

Balance at beginning of the period	201,493	350,261	1,178,603	1,730,357
New borrowings	150,000	-	37,171	187,171
Payments – principal	-	(355,041)	-	(355,041)
Payments – interest	(2,860)	(17,298)	-	(20,157)
Interest accrued	2,913	2,704	40,966	46,583
Transaction costs	-	4,146	(298)	3,848
Effect of changes in exchange rates (OCI)	(22)	15,227	98,928	114,133
Balance at end of the period	351,524	-	1,355,370	1,706,894

	03/31/2024
	Term loan credit facility	Syndicated loan	Financial Letter	Total

Balance at beginning of the period	98,775	821,501	216,068	1,136,344
New borrowings	-	-	269,726	269,726
Payments – principal	(11,465)	-	-	(11,465)
Payments – interest	(5,777)	(30,263)	-	(36,040)
Interest accrued	2,984	24,978	9,672	37,634
Transaction costs	-	271	-	271
Effect of changes in exchange rates (OCI)	2,106	15,061	(10,288)	6,879
Balance at end of the period	86,623	831,548	485,178	1,403,349

Covenants

The above-mentioned credit facility from DFC includes restrictive clauses (covenants) which establish the maintenance of minimum financial indicators resulting from capital, funding and liquidity (cash) position, as well as profitability metrics and leverage ratios including, but not limited to, net debt to gross profit, in addition to non-financial indicators according to the contract. The non-compliance with these financial covenants is considered as an event of default and may lead to the cancellation of the credit line and debt acceleration, in the event of withdrawals. There are also cross-default clauses triggered in the event Nu Holdings and/or some subsidiaries fail to pay any material indebtedness. The covenants are monitored on a regular basis.

50

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

Guarantees

Nu Holdings guarantees the above-mentioned credit facility with DFC for Nu Colombia.

25. PROVISION FOR LAWSUITS AND ADMINISTRATIVE PROCEEDINGS

	03/31/2025	12/31/2024
Tax risks	1,667	883
Civil risks	19,772	18,650
Labor risks	3,945	3,018
Total	25,384	22,551

The Company and its subsidiaries are parties to lawsuits and administrative proceedings arising from time to time in the ordinary course of operations, involving civil, tax and labor matters. Such matters are being discussed at the administrative and judicial levels, and when applicable, are supported by judicial deposits. Provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by external legal advisors’ opinion. There is significant uncertainty relating to the timing of any cash outflows, if any, for civil and labor risk.

a) Provision

Civil lawsuits are mainly related to credit card operations. Based on management’s assessment, and inputs from Nu’s external legal advisors, the Group has provisioned US$19,772 (US$18,650 on December 31, 2024) considered sufficient to cover estimated losses from civil suits deemed probable.

b) Changes

Changes to provision for lawsuits and administrative proceedings are as follows:

	03/31/2025				03/31/2024
	Tax	Civil	Labor	Total	Total

Balance at beginning of the period	883	18,650	3,018	22,551	8,082
Additions	695	4,341	1,075	6,111	10,407
Monetary adjustment	-	25	176	201	-
Payments/Reversals	-	(4,764)	(588)	(5,352)	(4,584)
Effect of changes in exchange rates (OCI)	90	1,519	264	1,873	(326)
Balance at end of the period	1,667	19,772	3,945	25,384	13,579

c) Contingencies

The Group is a party to civil and labor lawsuits, involving risks classified by management and supported by its advisors as possible losses, totaling approximately US$3,309 and US$19,506, respectively (US$2,613 and US$17,738 on December 31, 2024).

d) Judicial deposits

As of March 31, 2025, the total amount of judicial deposits shown as “Other assets” (note 17) is US$6,121 (US$5,711 on December 31, 2024) and is substantially attributed to the judicial deposit carried on behalf of the shareholders of Nu Investimento, prior to the acquisition, due to a tax proceeding related to withholding taxes calculated on amounts paid to employees.

51

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

26. DEFERRED INCOME

	03/31/2025	12/31/2024
Deferred revenue from rewards program	83,795	69,387
Other deferred income	1,662	2,249
Total	85,457	71,636

Deferred revenue from rewards programs is related to the Group's rewards programs for its credit card customers, called "Nubank+" and "Ultravioleta". The programs consist of members earning points according to the use of the credit card in the ratio of R$1.00 (one Brazilian real, equivalent to US$0.18 as of March 31, 2025 and US$0.21 as of December 31, 2024) equal to 0.5 and 1 point in cashback for Nubank+ and Ultravioleta, respectively. The points do not expire and there is no limit on the number of Rewards an eligible card member can earn. The redemption of the points occurs in cashback or air miles Program.

Nu uses financial models to estimate the redemption rates of rewards earned to date by current card members, and, therefore, the estimated financial value of the points, based on historical redemption trends and current enrollee redemption behavior, among others. The estimated financial value is recorded in the statement of income when the performance obligation is satisfied, which is when the reward points are redeemed.

27. OTHER LIABILITIES

	03/31/2025	12/31/2024
Payment transactions - other (i)	221,812	204,426
Sundry creditors (ii)	286,448	244,635
Credit card ECL allowance (note 13)	34,908	29,490
Payables to insurers	18,899	16,634
Intermediation of securities	2,940	20,896
Third parties funds in transit (iii)	43,857	35,179
Other liabilities (iv)	232,840	70,352
Total	841,704	621,612
(i)	Correspond to prepayments from customers which exceed the credit card bill amounts.
(ii)	Include payable to suppliers.
(iii)	Mostly related to pending settlement balances with B3 and amounts payable to a partner institution related to utility bill payments made by customers.

(iv)	Primarily related to amounts payable arising from the purchase of Mexican government bonds as of March 31, 2025. As of December 31, 2024, the balance was mainly composed of provisions for Nucoin redemptions and customer funds deposited with Nu Investimento.

28. RELATED PARTIES

In the ordinary course of business, the Group issues credit cards or loans to Nu’s executive directors, board members, key employees and close family members. Those transactions, along with deposits and other products, such as investments, occur on similar terms as those prevailing at the time for comparable transactions to unrelated persons and do not involve more than the normal risk of collectability.

As described in note 3, Basis of consolidation, all companies from the Group are consolidated in these unaudited interim condensed consolidated financial statements. Therefore, related party balances and transactions, and any unrealized gains or losses arising from intercompany transactions, are eliminated in the unaudited interim condensed consolidated financial statements.

52

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

Transactions with other related parties

	03/31/2025	12/31/2024
	Assets (Liabilities)
Other liabilities	(1,684)	(1,795)

(i)        In the second quarter of 2024, Nu entered into a commercial relationship with a company where one of its Directors serves as CEO. As part of this agreement, Nu received a cash incentive, which will be recognized as a reduction in intangible costs upon the Company's satisfaction of certain conditions.

53

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

29. FAIR VALUE MEASUREMENT

The main valuation techniques employed in internal models to measure the fair value of the financial instruments as of March 31, 2025 and December 31, 2024 are set out below. The principal inputs into these models are derived from observable market data. The Group did not make any material changes to its valuation techniques and internal models in those periods.

a) Fair value of financial instruments carried at amortized cost

The following tables show the fair value of the financial instruments carried at amortized cost as of March 31, 2025 and December 31, 2024. The Group has not disclosed the fair values of financial instruments such as compulsory and other deposits at central banks, other receivables, other financial assets at amortized cost, deposits in electronic money and RDB because the carrying amounts are a reasonable approximation of fair value.

	03/31/2025				12/31/2024
	Carrying amount	Fair value			Carrying amount	Fair value
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3

Assets
Credit card receivables	13,540,738	-	-	14,615,577	12,259,276	-	-	13,188,240
Loans to customers	6,812,656	-	-	7,181,107	5,321,885	-	-	5,639,873
Compulsory and other deposits at central banks	7,375,537				6,743,336
Other receivables	887,630				1,413,443
Other financial assets	107,371				78,147
Securities	881,218	251,905	618,353	-	885,418	544,845	330,745	-
Total	29,605,150	251,905	618,353	21,796,684	26,701,505	544,845	330,745	18,828,113

Liabilities
Deposits in electronic money	8,223,021				6,796,826
Bank receipt of deposits (RDB)	22,789,393				21,511,844
Bank certificate of deposit (CDB)	551,951	-	551,282	-	546,395	-	545,474	-
Payables to network	10,032,529	-	9,367,931	-	9,333,541	-	8,693,972	-
Borrowings and financing (i)	1,706,895	-	1,713,854	-	1,730,357	-	1,737,303	-
Total	43,303,789	-	11,633,067	-	39,918,963	-	10,976,749	-

(i)        Borrowings and financing include the fair value calculated by the discounted cash flow method and also in cases in which the fair value is the same amount as the book value (cases with prepayment clauses at the amortized cost). The fair value of floating rate demand deposits is assumed to be equal to carrying amounts.

The valuation approach to specific categories of financial instruments is described below.

54

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

i) Fair value models and inputs

Credit card: The fair values of credit card receivables and payables to the network are calculated using the discounted cash flow method. Fair values are determined by discounting the contractual cash flows by the interest rate curve and credit spread. For payables, cash flows are also discounted by the Group's own credit spread.

Loans to customers: Fair value is estimated based on groups of customers with similar risk profiles, using valuation models. The fair value of a loan is determined by discounting the contractual cash flows by the interest rate curve and a credit spread.

Other receivables: Fair value is calculated by discounting future cash flows by the interest rate curve and a credit spread.

b) Fair value of financial instruments measured at fair value

The following table shows a summary of the fair values, as of March 31, 2025 and December 31, 2024, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	03/31/2025
	Fair value Level 1	Fair value Level 2	Fair value Level 3	Total

Assets
Cash and cash equivalents
Investment funds	366,340	260,012	-	626,352

Government bonds
Brazil	7,935,068	-	-	7,935,068
United States of America	161,165	-	-	161,165
Mexico	518,678	-	-	518,678
Colombia	57,148	-	-	57,148

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	3,156	-	3,156
Investment funds	8,707	17,634	-	26,341
Time deposit	-	286,523	-	286,523
Notes	-	50,134	-	50,134
Bill of credit (LC)	-	2	-	2
Real estate and agribusiness certificate of receivables	-	9,068	-	9,068
Real estate and agribusiness letter of credit	-	521	-	521
Corporate bonds and debentures	1,095,278	81,600	-	1,176,878
Equity instrument	-	-	12,917	12,917
Derivative financial instruments	170	80,230	46,267	126,667
Collateral for credit card operations	-	340	-	340

Liabilities
Derivative financial instruments	7,168	91,593	-	98,761
Repurchase agreements	-	486,760	-	486,760

55

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

	12/31/2024
	Fair value Level 1	Fair value Level 2	Fair value Level 3	Total

Assets
Government bonds
Brazil	8,325,054	-	-	8,325,054
United States of America	177,006	-	-	177,006
Mexico	419,159	-	-	419,159
Colombia	28,023	-	-	28,023

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	1,365	-	1,365
Investment funds	86,802	36,615	-	123,417
Time deposit	-	303,970	-	303,970
Notes	-	51,029	-	51,029
Bill of credit (LC)	-	10	-	10
Real estate and agribusiness certificate of receivables	-	9,430	-	9,430
Real estate and agribusiness letter of credit	-	1,283	-	1,283
Corporate bonds and debentures	1,039,320	86,790	-	1,126,110
Equity instrument	-	-	12,900	12,900
Derivative financial instruments	219	24,580	50,665	75,464
Collateral for credit card operations	-	336	-	336

Liabilities
Derivative financial instruments	2,500	29,829	-	32,329
Repurchase agreements	-	308,583	-	308,583

i) Fair value models and inputs

Securities: Securities with high liquidity and quoted prices in the active market are classified as level 1. Therefore, all government bonds and some corporate bonds are included in level 1 as they are traded in active markets. Brazilian securities fair values are the published prices by the "Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais" ("Anbima"). For US, Mexico and Colombia bonds, fair values are the published prices by Bloomberg, Valmer and Precia, respectively. Other corporate bonds and investment fund shares, to which fair values are calculated based on observable data, such as interest rates and interest rate curves are classified as level 2. Credit Rights Investment Funds (“FIDCs”), a type of Investment fund comprised of fixed rate receivables from retail customers are classified at level 3 of the fair value hierarchy with fair value calculated using the discounted cash flow model, based on the underlying assets of the fund.

Derivatives: Derivatives traded on stock exchanges are classified as level 1 of the hierarchy. Derivatives traded on the Brazilian stock exchange are fairly valued using B3 quotations. Swaps are valued by discounting future expected cash flows to present values using interest rate curves and are classified as level 2. Total Return Swaps are also valued by discounting expected cash flows, with the particularity that the equity leg expected cash flow is the last observed price, following non-arbitrage principles. Call options and Warrants are valued using internal models, hence classified as level 3.

Equity instrument: For the fair value of the equity instrument, the Group used contractual conditions as inputs that are not directly observable, and therefore it is classified as level 3.

56

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

Repurchase agreements: The fair value is calculated by utilizing discounted cash flow.

c) Reconciliation of fair value measurements in Level 3

The table below shows a reconciliation from the opening to the closing balances for recurring fair value measurements categorized within Level 3 of the fair value hierarchy.

	03/31/2025
	Equity instrument	Derivative financial instruments	Total

Financial assets at beginning of period	12,900	50,665	63,565
Acquisitions	-	-	-
Total gains or losses	17	(4,398)	(4,381)
In profit or loss	17	(4,398)	(4,381)
Financial assets at end of period	12,917	46,267	59,184

	03/31/2024
	Equity instrument	Derivative financial instruments	Investment funds	Total

Financial assets at beginning of period	13,199	20	—	13,219
Acquisitions	—	—	70,609	70,609
Total gains or losses	(24)	—	(976)	(1,000)
In profit or loss	(24)	—	151	127
In OCI	—	—	(1,127)	(1,127)
Effect of changes in exchange rates (OCI)	—	—	(544)	(544)
Financial assets at end of period	13,175	20	69,089	82,284

d) Transfers between levels of the fair value hierarchy

For the three-month period ended March 31, 2025 and 2024, there were no material transfers of financial instruments between levels 1 and 2 or between levels 2 and 3.

30. INCOME TAX

Current and deferred taxes are determined for all transactions that have been recognized in the consolidated financial statements using the provisions of the current tax laws. The current income tax expense or benefit represents the estimated taxes to be paid or refunded, respectively, for the current period. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities. They are measured using the tax rates and laws that will be in effect when the temporary tax differences and tax loss carryforward are expected to reverse.

57

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

a) Income tax reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. Thus, the following is a reconciliation of income tax expense to profit for the period, calculated by applying the combined Brazilian income tax rate of 40% for the three-month period ended March 31, 2025 and 2024.

	Three-month period ended
	03/31/2025	03/31/2024
Profit before income tax	795,073	578,537
Tax rate (i)	40%	40%
Income tax	(318,029)	(231,415)

Permanent additions/exclusions
Share-based payments	1,350	(4,566)
Operational losses and others	(126)	(3,422)
Effect of different tax rates - subsidiaries and parent company	24,496	8,332
Interest on capital	20,386	12,845
Other amounts (ii)	34,058	18,503
Income tax	(237,865)	(199,723)

Current tax expense	(81,114)	(415,042)
Deferred tax benefit	(156,751)	215,319
Income tax in the statement of profit or loss	(237,865)	(199,723)
Deferred tax recognized in OCI	812	(4,847)
(i)	The tax rate used was the one applicable to the Brazilian financial subsidiaries, which represents the most significant portion of the operations of the Group. The tax rate used is not materially different from the average effective tax rate considering all jurisdictions where the Group has operations. The effect of other tax rates is shown in the table above as “effect of different tax rates – subsidiaries and parent company”.
(ii)	Primarily related to the amount of non-taxable income, incentives and non-taxable interests on recoverable taxes.

58

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

b) Deferred income taxes

The following tables present significant components of the Group’s deferred tax assets and liabilities as of March 31, 2025 and 2024, and the changes for both periods. The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from timing differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually. The use of the deferred tax asset related to tax loss and negative basis of social contribution is limited to 30% of taxable profit per year for the Brazilian entities and there is no time limit to use it.

		Reflected in the statement of profit or loss
	12/31/2024	Constitution	Realization	Foreign exchange	Reflected in OCI	03/31/2025
Provisions for credit losses	1,506,086	391,470	(545,161)	116,218	651	1,469,264
Other temporary differences (i)	260,314	18,033	(18,833)	41,636	140	301,290
Total deferred tax assets on temporary differences	1,766,400	409,503	(563,994)	157,854	791	1,770,554

Tax loss and negative basis of social contribution	145,603	25,222	(6,003)	9,128	-	173,950
Deferred tax assets	1,912,003	434,725	(569,997)	166,982	791	1,944,504

Futures settlement market	(9,146)	(409)	1,039	8,104	(5)	(417)
Fair value changes - financial instruments	(62,091)	(8,781)	-	(2,630)	(181)	(73,683)
Others	(22,427)	(2,442)	(5,858)	(7,090)	-	(37,817)
Deferred tax liabilities	(93,664)	(11,632)	(4,819)	(1,616)	(186)	(111,917)

Deferred tax, offset	1,818,339	423,093	(574,816)	165,366	605	1,832,587

Fair value changes - cash flow hedge	(2,969)	-	(5,028)	568	207	(7,222)
Deferred tax recognized during the period		423,093	(579,844)		812
(i)	Other temporary differences are composed mainly of other provisions and financial instruments taxes as of March 31, 2025. As of December 31, 2024, other temporary differences were composed mainly of other provisions and supplier provisions.

59

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

		Reflected in the statement of profit or loss
	12/31/2023	Constitution	Realization	Foreign exchange	Reflected in OCI	03/31/2024

Provisions for credit losses	1,330,733	421,991	(223,692)	(32,617)	-	1,496,415
Provision PIS/COFINS - Financial Revenue	(2,108)	-	2,108		-	-
Other temporary differences	192,070	53,052	(39,839)	(5,142)	(1,473)	198,668
Total deferred tax assets on temporary differences	1,520,695	475,043	(261,423)	(37,759)	(1,473)	1,695,083

Tax loss and negative basis of social contribution	92,918	5,285	(6,815)	(1,346)	-	90,042
Deferred tax assets	1,613,613	480,328	(268,238)	(39,105)	(1,473)	1,785,125

Futures settlement market	(11,509)	(107)	3,050	68	-	(8,498)
Fair value changes - financial instruments	(9,332)	(167)	32	223	(66)	(9,310)
Others	(54,937)	(3,298)	397	735	-	(57,103)
Deferred tax liabilities	(75,778)	(3,572)	3,479	1,026	(66)	(74,911)

Deferred tax, offset	1,537,835	476,756	(264,759)	(38,079)	(1,539)	1,710,214

Fair value changes - cash flow hedge	(5,375)	29,441	(26,119)	(14)	(3,308)	(2,067)
Deferred tax recognized during the period		506,197	(290,878)		(4,847)
(i)	Other temporary differences are composed mainly of other provisions and financial instruments taxes as of March 31, 2025. As of December 31, 2024, other temporary differences were composed mainly of other provisions and supplier provisions.

c) Tax liabilities

	03/31/2025	12/31/2024
Taxes and contributions on income (i)	375,428	1,033,501
Other taxes	76,973	68,586
Total Tax liabilities	452,401	1,102,086

(i) Taxes and contributions on income are current obligations related to taxes on profit.

60

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

31. EQUITY

The table below presents the changes in shares issued and fully paid and shares authorized, by class, as of March 31, 2025 and 2024.

	03/31/2025
Shares authorized and fully issued	Note	Class A Ordinary shares	Class B Ordinary shares	Total
Total as of December 31, 2024		3,768,057,942	1,050,600,698	4,818,658,640
SOPs exercised and RSUs vested	10	7,437,407	-	7,437,407
Shares withheld for employees' taxes		(2,002,992)	-	(2,002,992)
Issuance of class A shares - Olivia acquisition		313,456	-	313,456
Total as of March 31, 2025		3,773,805,813	1,050,600,698	4,824,406,511

	03/31/2024
Shares authorized and fully issued	Note	Class A Ordinary shares	Class B Ordinary shares	Total
Total as of December 31, 2023		3,682,625,012	1,083,312,142	4,765,937,154
SOPs exercised and RSUs vested	10	17,091,879	-	17,091,879
Shares withheld for employees' taxes		(2,253,602)	-	(2,253,602)
Issuance of class A shares - Olivia acquisition		312,872	-	312,872
Total as of March 31, 2024		3,697,776,161	1,083,312,142	4,781,088,303

Shares authorized and unissued	Class A Ordinary shares	Class B Ordinary shares	Total
Business combination - contingent share consideration	-	-	645,000
Reserved for the share-based payments	-	-	268,365,364
Shares authorized which may be issued class A or class B	-	-	43,510,024,335
Shares authorized and unissued as of March 31, 2025	-	-	43,779,034,699

Shares authorized issued	3,773,805,813	1,050,600,698	4,824,406,511
Total as of March 31, 2025	3,773,805,813	1,050,600,698	48,603,441,210

a) Other share events

As of March 31, 2025, the Company had authorized and unissued ordinary shares, which were related to commitments from acquisitions of entities, share-based payment plans (note 10) and authorized for future issuances without determined nature. These shares may be issued either as class A or class B ordinary shares.

61

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

b) Share capital and share premium reserve

All share classes of the Company had a nominal par value of US$0.0000067 on March 31, 2025 and December 31, 2024, and the total amount of share capital was US$84 (US$84 as of December 31, 2024).

Share premium reserve relates to amounts contributed by shareholders over the par value at the issuance of shares.

The total of exercised Stock Options (SOP) was US$398 for the three-month period ended on March 31, 2025 (US$1,782 for the three-month period ended on March 31, 2024).

c) Accumulated gains (losses)

The accumulated gains (losses) include the accumulated profit (losses) of the Group and the share-based payment reserve amount, as shown in the table below.

As described in note 10, the Group's share-based payments include incentives in the form of SOPs, RSUs and Awards. Further, the Company can use the reserve to absorb accumulated losses.

	03/31/2025	03/31/2024
Accumulated gains (losses)	2,839,748	708,282
Share-based payments reserve	1,193,765	1,007,795
Total accumulated gains (losses)	4,033,513	1,716,077

d) Shares repurchased and withheld

Shares may be repurchased from certain former employees when they leave the Group, as a result of contractual terms of deferred payments on business combinations, or withheld because of RSUs plans to settle the employee’s tax obligation. These shares repurchased or withheld are canceled and cannot be reissued or subscribed. During the three-month period ended March 31, 2025 and 2024, the following shares were withheld:

	03/31/2025	03/31/2024
Number of shares withheld - RSU	2,002,992	2,253,602
Total value of shares withheld - RSU	21,292	18,335

e) Accumulated other comprehensive income (loss)

Other comprehensive income (loss) includes the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized in equity through the consolidated statement of comprehensive income.

Other comprehensive income that may be subsequently reclassified to profit or loss is related to cash flow hedges that qualify as effective hedges and currency translation that represents the cumulative gains and losses on the retranslation of the Group’s investment in foreign operations. These amounts will remain under this heading until they are recognized in the consolidated statement of income in the periods in which the hedged items affect it, for example, in the case of the cash flow hedge.

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities designated at fair value. Amounts in the own credit reserve are not reclassified to profit or loss in future periods.

62

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

The accumulated balances are as follows:

	03/31/2025	03/31/2024
Cash flow hedge effects, net of deferred taxes	387	39,119
Currency translation on foreign entities	(497,318)	63,528
Changes in fair value - financial instruments at FVTOCI, net of deferred taxes	15,792	8,679
Own credit adjustment effects	498	500
Total	(480,641)	111,826

32. MANAGEMENT OF FINANCIAL RISKS, FINANCIAL INSTRUMENTS, AND OTHER RISKS

a) Overview

The Group monitors all the risks that could have a material impact on its strategic objectives, including those that must comply with applicable regulatory requirements. To efficiently manage and mitigate these risks, the risk management structure conducts risk identification and assessment to prioritize the risks that are key when pursuing potential opportunities and/or that may prevent value from being created or that may compromise existing value, with the possibility of impacting financial results, capital, liquidity, customer relationships and reputation.

b) Risk management structure

Nu considers Risk Management an important pillar of the Group's strategic management. The risk management structure broadly permeates the entire Group, with the objective of ensuring that risks are properly identified, measured, mitigated, monitored, and reported, to support the development of its activities. Risk Management is related to the principles, culture, structures, and processes to improve the decision-making process and the achievement of strategic objectives. It is a continuous and evolving process that is embedded in Nu's entire strategy, to support Management in minimizing its losses, as well as maximizing its profits and underscoring the Group's values.

The Group's risk management structure considers the size and complexity of its business, which allows tracking, monitoring, and control of the risks to which it is exposed. The risk management process is aligned with management guidelines, which, through committees and other internal meetings, define strategic objectives, including risk appetite. Conversely, the capital control and capital management units provide support through risk and capital monitoring and analysis processes.

The Group considers a risk appetite statement (“RAS”) to be an essential instrument to support risk management and decision making. The Board of Directors reviews and approves the RAS, as guidelines and limits for the business plan and capital deployment. Nu has defined a RAS (aligned to local regulatory requirements) that prioritizes the main risks and, for each of these, qualitative statements and quantitative metrics expressed in relation to earnings, capital, risk measures, liquidity and other relevant measures were implemented, as appropriate.

c) Risks actively monitored

Risks that are actively monitored by the Group include Credit Risk, Liquidity Risk, Market Risk, Interest Rate Risk in the Banking Book (IRRBB), Foreign exchange (FX), Operational, IT and Cyber, Regulatory, Compliance and AML (Anti-money laundering), Reputational Risk and Risk from Cryptocurrency business. The management of these risks is carried out according to the three-line model, considering policies and procedures in place, as well as the limits established in the RAS. Also, there is a Stress Testing program in place.

Each of the risks described below has its own methodologies, systems and processes for its identification, measurement, evaluation, monitoring, reporting, control, and mitigation.

63

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

In the case of financial risks, such as credit, liquidity, IRRBB and market risk, the measurement is carried out based on quantitative models and, in certain cases, prospective scenarios in relation to the main variables involved, respecting the applicable regulatory requirements and best market practices. Non-financial risks, such as operational risk and technological/cyber risks, are measured using impact criteria (inherent risk), considering potential financial losses, reputational damage, customer perception and legal/regulatory obligations, as well as evaluated in relation to the effectiveness of the respective structure of internal controls.

There were no significant changes to the risk management structure that was reported in Annual Financial Statements.

Credit risk

The Group’s outstanding balance of financial assets and other exposures to credit risk is shown in the table below:

	03/31/2025	12/31/2024

Financial assets
Cash and cash equivalents	10,284,007	9,185,742

Securities	335,846	665,242
Derivative financial instruments	126,667	75,464
Collateral for credit card operations	340	336
Financial assets at fair value through profit or loss	462,853	741,042

Securities	9,901,753	9,913,517
Financial assets at fair value through other comprehensive income	9,901,753	9,913,517

Credit card receivables	13,540,738	12,259,276
Loans to customers	6,812,656	5,321,885
Compulsory and other deposits at central banks	7,375,537	6,743,336
Other receivables	887,630	1,413,443
Other financial assets	107,371	78,147
Securities	881,218	885,418
Financial assets at amortized cost	29,605,150	26,701,505

Other exposures
Unused limits (i)	20,486,013	17,663,606
Credit Commitments	20,486,013	17,663,606
(i)	Unused limits are not recorded in the statement of financial position but are considered in the measurement of the ECL because it represents credit risk exposure.

Liquidity risk

Liquidity risk is defined as:

•	the ability of an entity to fund increases in assets and meet obligations as they come due, without incurring unacceptable losses; and
•	the possibility of not being able to easily exit a financial position due to its size compared to the traded volume in the market.

64

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

The liquidity risk management structure uses future cash flow data, applying what Nu believes to be a severe stress scenario to these cash flows, to measure whether the volume of high-quality liquid assets that the Group holds is sufficient to guarantee its resilience. The liquidity indicators are monitored daily, using procedures approved by Management, and compared with the approved limit structure, in accordance with the Group's declared appetite.

Among the main liquidity indicators, Nu uses:

•	Short-Term Liquidity Ratio: the Group uses an internal methodology which measures whether it holds sufficient high quality liquid assets to cover short term (unexpected) outflows in a severe stress scenario.
•	Funding Ratios and Gaps: to guarantee long term Balance Sheet stability, the Group establishes conservative limits for the ratios and cumulative gaps (the value difference) between assets and liabilities in all future maturity buckets, using expected behavioral maturities, calculated with historical internal data.

The Group has a detailed Contingency Funding Plan for each entity, describing management actions that must be taken in the event of a deterioration of the liquidity indicators.

Primary sources of funding - by maturity

	03/31/2025				12/31/2024
Funding Sources	Up to 12 months	Over 12 months	Total	%	Up to 12 months	Over 12 months	Total	%

Bank receipt of deposits (RDB) (i)	22,669,557	119,836	22,789,393	91%	21,402,435	109,409	21,511,844	91%
Borrowings and financing	777,340	929,555	1,706,895	7%	414,291	1,316,066	1,730,357	7%
Bank certificate of deposit (CDB)	449,040	102,911	551,951	2%	462,407	83,988	546,395	2%
Total	23,895,937	1,152,302	25,048,239	100%	22,279,133	1,509,463	23,788,596	100%
(i)	Considering the earliest date the customer can redeem, which is the worst-case scenario from the perspective of the Group. For liquidity risk management, Nu considers a run-off scenario, according to historical customer behavior.

Maturities of financial assets and liabilities

The table below summarizes the Group’s financial assets contractual undiscounted cash flows and their contractual maturities:

	03/31/2025
	Carrying amount	Total	Up to 1 month	1 to 3 months	3 to 12 months	Over 12 months

Financial assets
Credit card receivables (i)	13,540,738	14,779,385	6,152,145	4,798,817	3,633,197	195,226
Securities	11,118,817	11,850,938	535,688	65,344	1,621,510	9,628,396
Compulsory and other deposits at central banks	7,375,537	7,199,550	7,199,550	-	-	-
Cash and cash equivalents	10,284,007	10,459,993	10,459,993	-	-	-
Loans to customers (i)	6,812,656	10,264,335	934,396	1,539,467	3,876,817	3,913,655
Other receivables	887,630	912,725	394,070	272,987	245,668	-
Other assets	1,113,207	736,893	736,893	-	-	-
Total Financial Assets	51,132,591	56,203,819	26,412,735	6,676,615	9,377,192	13,737,277
(i)	The cash flows for Credit card receivables and Loans to customers consider only operations that are not overdue.

65

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

The tables below summarize the Group’s financial liabilities and their contractual maturities:

	03/31/2025
	Carrying amount	Total (iii)	Up to 1 month	1 to 3 months	3 to 12 months	Over 12 months

Financial liabilities
Derivative financial instruments	98,761	98,682	87,672	-	7,569	3,441
Repurchase agreements	486,760	543,655	543,655	-	-	-
Deposits in electronic money (i)	8,223,021	8,240,808	4,884,183	2,992,729	363,896	-
Bank receipt of deposits (RDB) (ii)	22,789,393	23,727,349	22,055,570	385,351	1,022,922	263,506
Bank certificate of deposit (CDB)	551,951	607,057	84,164	102,714	290,403	129,776
Payables to credit card network	10,032,529	10,032,528	4,664,146	2,606,792	2,427,167	334,423
Borrowings and financing	1,706,895	2,038,088	-	23,063	835,808	1,179,217
Total Financial Liabilities	43,889,310	45,288,167	32,319,390	6,110,649	4,947,765	1,910,363
(i)	In accordance with regulatory requirements and in guarantee of these deposits, the Group holds the total amount of US$144,660 in eligible securities composed of Brazilian government bonds as described in note 12b, under a dedicated account within the Central Bank of Brazil as of March 31, 2025 (US$23,050 as of December 31, 2024).
(ii)	Considering the earliest date in which the customer can withdraw the deposit. The expected redemption rate for Nu's deposits, used within the previously described liquidity risk management framework is estimated based on observed historic customer behavior.
(iii)	The total was projected considering the exchange rate of Brazilian Reais, Mexican and Colombian Pesos to US$ as of March 31, 2025.

The unused limit of credit cards is the pre-approved limit that has not yet been used by the customer and represents the current maximum potential credit exposure. Therefore, it does not represent the real need for liquidity arising from commitments. When customers begin utilizing their unused limits, the duration of the credit card receivables are expected to be shorter than the duration of the payables to network.

In view of the asset allocation profile presented above, the Group establishes a funding plan with the aim of maintaining a healthy financial position in the short and long term. The main source of funding is the deposit franchise (Deposits in electronic money and Bank receipt of deposits), which the Group aims to match with a liquidity cushion on the asset side. Securities are mainly composed of Government Bonds, which may have longer maturities (as demonstrated in the table above), but are traded in a market that has historically had high liquidity.

Additionally, despite being contractually redeemable in the short term, the Group considers deposits balance to be a growing financing instrument, used alongside with other debt issuances to guarantee a proper mix of funding sources.

The Group monitors and utilizes this information as part of its mechanism for managing liquidity risk.

Market risk and interest rate risk in the banking book (IRRBB)

The table below presents the Value at Risk (VaR) calculated using a confidence level of 99% and a holding period of 10 days. The calculation is performed using a filtered historical simulation approach, based on a 5-year historical window. For Brazil VaR is calculated only for the Trading Book, while in Mexico it is presented for the whole Available for Sale portfolio, in line with regulation and portfolio management strategies.

VaR	03/31/2025	12/31/2024

Nu Brazil (i)	1,100	433
Nu Holdings (ii)	8,969	14,528
Nu México	679	651
(i)	Nu Prudential Conglomerate in Brazil.
(ii)	Considers only financial assets held directly by Nu Holdings as other subsidiaries do not have significant market risk exposures.

66

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

The following analysis presents the Group's sensitivity of the fair value to an increase of 1 basis point (“bp”) (DV01) in the Brazilian risk-free curve, Brazilian IPCA coupon curve, US risk-free curve and Mexican risk-free curve, assuming a parallel shift and a constant financial position:

DV01	03/31/2025	12/31/2024

Brazilian risk-free curve	(526)	(363)
Brazilian IPCA coupon	(1)	—
US risk-free curve	(158)	(155)
Mexican risk-free curve	5	(14)
Colombia risk-free curve	(44)	(53)

Foreign exchange (FX) risk

The financial information may exhibit volatility due to the Group’s operations in foreign currencies, such as the Brazilian Real and the Mexican and Colombian Pesos. At the Nu Holdings level, there is no net investment hedge for investments in other countries.

As of March 31, 2025 and December 31, 2024, none of the entities of the Group had significant unhedged financial instruments in a currency other than their respective functional currencies.

Certain costs in US$ and Euros, or intercompany loans in US$, are hedged with FX derivatives based on projections of these costs, or when there are new exposures. Hedge transactions are adjusted when internal cost projections change and when the FX derivatives expire.

The functional currency of the entities in Brazil is the Brazilian Real. Certain costs in US$ and Euros, or intercompany loans in US$, are hedged with futures contracts, traded on the B3 exchange, based on projections of these costs, or when there are new exposures. Hedge transactions are adjusted when internal cost projections change and when the FX derivatives expire. As a result, the consolidated financial statements have no significant exposures to exchange rates after the hedge transactions take effect.

33. CAPITAL MANAGEMENT

The purpose of capital management is to maintain the capital adequacy for Nu's operation through control and monitoring of the capital position, to evaluate the capital necessity according to the risk appetite and strategic aim of the organization, and to establish a capital planning process following future requirements of regulatory capital, based on the Group's growth projections, risk exposure, market movements, and other relevant information. Also, the capital management structure is responsible for identifying sources of capital, writing and submitting the capital plan and the capital contingency plan for approval by the Executive Directors.

Regulatory Capital Composition

a) Nu Prudential Conglomerate in Brazil

Brazil's Central bank defines a prudential conglomerate as a group of companies in which one regulated entity controls other regulated companies or investment funds. The conglomerate is classified as Type 3 when the regulated company that leads the conglomerate is a Payment Institution, which is the case of Nu Pagamentos.

67

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

The regulatory capital of the prudential conglomerate, defined by Brazil's Central Bank, consists of three key components:

•                  Common Equity Tier 1 (CET1) Capital: Consisting of paid-in capital, reserves, and retained earnings, after accounting for deductions and prudential adjustments.

•                  Additional Tier 1 (AT1) Capital: This includes debt instruments that have no specific maturity and can absorb losses, meeting the eligibility criteria set out by the Central Bank. The sum of CET1 and AT1 forms the overall Tier 1 Capital.

•                  Tier II Capital: This involves subordinated debt instruments with set maturity dates that meet eligibility requirements.

Type 3 institutions are required to implement capital rules as a prudential conglomerate. This implementation involved a phase-in period for minimum capital requirements and prudential adjustments, extending until December 2024. As of January 2025, Nu is now operating under the full requirements.

The following table presents the calculated capital ratios for the CET1, Tier 1, and the Capital Adequacy Ratio (CAR) and outlines their minimum requirements for the prudential conglomerate under Brazil's current regulations:

Prudential conglomerate	03/31/2025	12/31/2024

Regulatory Capital	4,001,268	3,629,737
Tier I	3,591,068	3,250,052
Common equity capital	3,273,736	2,940,941
Additional	317,332	309,111
Tier II	410,200	379,685

Risk weighted assets (RWA)	23,736,870	20,071,878
Credit risk (RWA CPAD)	16,684,543	14,771,860
Market risk (RWA MPAD)	175,505	46,080
Operational risk (RWA OPAD)	5,547,379	4,506,187
Payment services risk (RWA SP)	1,329,443	747,751

Minimum capital required	2,492,371	1,756,289

Excess margin	1,508,897	1,873,448

CET1 ratio	13.8%	14.7%
Tier 1 ratio	15.1%	16.2%
CAR	16.9%	18.1%

b) Nu Mexico Financiera

As of March 31, 2025, its regulatory capital reported to the local regulator was equivalent to US$$311,891 (US$288,654 as of December 31, 2024), resulting in a Capital ratio of 18.3% (19.2% as of December 31, 2024), with 10.5% being the minimum required for Category 4 Sociedades Financieras Populares ("SOFIPO").

68

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

c) Nu Colombia

As of March 31, 2025, its regulatory capital reported to the local regulator was equivalent to US$ 174,673 (US$184,793 as of December 31, 2024) resulting in a Capital ratio of 33.9% (22.6% as of December 31, 2024), with 10.5% being the minimum required for credit institutions in Colombia.

34. SEGMENT INFORMATION

In reviewing the operational performance of the Group and allocating resources, the Chief Operating Decision Maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”), reviews the consolidated statement of income and comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a combined basis for all subsidiaries.

The Group’s income, results, and assets for this one reportable segment can be determined by reference to the consolidated statement of income and other comprehensive income as well as the consolidated statements of financial position.

a) Information about products and services

The information about products and services is disclosed in note 6.

b) Information about geographical area

The table below shows the revenue and non-current assets per geographical area:

	Revenue (i)		Non-current assets (ii)
	Three-month period ended
	03/31/2025	03/31/2024	03/31/2025	12/31/2024

Brazil	2,339,688	2,074,415	708,245	583,713
Mexico	147,113	99,351	43,665	42,915
Other countries	58,375	25,237	141,258	98,469
Total	2,545,176	2,199,003	893,168	725,097
(i)	Includes interest income (credit card, loan and other receivables), interchange fees, recharge fees, rewards revenue, late fees, insurance commission and other fees and commission income.
(ii)	Non-current assets are right-of-use assets, property, plant and equipment, intangible assets, and goodwill.

The Group had no single customer that represented 10% or more of the Group's revenues in the three-month period ended March 31, 2025 and 2024.

69

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025

35. SUBSEQUENT EVENTS

On April 24, 2025 Nu Mexico Financiera received regulatory approval to begin the conversion process into a bank by CNBV, in coordination with Banxico and the Mexican Ministry of Finance (“SHCP”). By obtaining such license, Nubank plans to expand its portfolio of credit and other products in Mexico.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  May 13, 2025